Exhibit 99.1

AMENDED REPORT OF MATERIAL EVENT

I.	REASON FOR REPORT

Decision on the Spin-off (as defined below)

II.	MATTERS TO BE REPORTED (THE “SPIN-OFF PLAN”)

1.	Basic Matters Relating to the Spin-off

A.	Purpose of the Spin-off

(1)	To create a foundation for the sustained growth of the businesses of Woori Finance Holdings Co., Ltd. (the “Company” or the “Surviving Company”) relating to owning and controlling the business operations of Kwangju Bank and Kyongnam Bank (collectively, the “Regional Banks”) by separating out such businesses from the Company.

(2)	To facilitate the Korean government’s policy objective of recovery of public funds invested in the private sector by disposing of the Company’s business lines in stages, and to also maximize the competitiveness of the Korean financial industry through such privatization of the Company.

(3)	To further strengthen the fundamental competitiveness of the Regional Banks by establishing flexible and swift decision-making structures that can respond quickly to changes in the regional economic environment and are suited to needs of the regions in which they operate.

B.	Main Impact and Effect on the Company’s Management, Finances and Businesses

(1)	Impact and Effect on the Company’s Management

As of the date of this report, the Korea Deposit Insurance Corporation (the “KDIC”), which is the Company’s largest shareholder, owns 56.97% of the Company’s outstanding equity. There will be no change in the largest shareholder of the Company, as such ownership percentage will not change due to the Spin-off (as defined below). The KDIC will also become the largest shareholder of the Spin-off Companies (as defined below) with a 56.97% equity ownership in each Spin-off Company.

(2)	Impact and Effect on the Company’s Finances and Businesses

By separating out its businesses relating to owning and controlling the business operations of the Regional Banks, the Company intends to create a foundation for the sustained growth of such businesses. In addition, the Company believes that each Regional Bank will be able to enhance its level of specialization by focusing on its business activities in the relevant region, which the Company believes will have a positive impact on the competitiveness of the relevant regional financial industry.

C.	Future Plans for Corporate Reorganization of the Company

As of the date of this report, no specific decisions have been made regarding the corporate reorganization of the Company following the Spin-off. However, according to the Korean government’s privatization plan for the Company announced in June 2013, the Spin-off Companies will be merged with Kwangju Bank and Kyongnam Bank, respectively, and the KDIC will sell its equity interest in such merged entities. Also according to such privatization plan, the Surviving Company will be merged with Woori Bank and converted into a bank, and the KDIC will sell its interest stake in such merged entity.

D.	Method of Spin-off

(1)	Two new companies (each a “Spin-off Company” and, collectively, the “Spin-off Companies”) will be established through a spin-off (the “Spin-off”) of the businesses of the Company related to holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank (such businesses, the “Kwangju Bank Business” and the “Kyongnam Bank Business,” respectively, and collectively, the “Spin-off Businesses,” provided that the term “Spin-off Businesses” shall exclude any business that is withdrawn from the Spin-off pursuant to Section F of this article), as set forth in the table below, pursuant to Articles 530-2 through 530-11 of the Commercial Code of Korea. The Spin-off will be in the form of a horizontal spin-off, whereby the Company will survive the Spin-off and the shareholders of the Company will become shareholders of the Spin-off Companies. It is expected that each Spin-off Company will have its shares relisted on the KRX KOSPI Market of the Korea Exchange following a relisting application process in accordance with the listing rules thereof, and that the Surviving Company will have the current listing of its shares modified to reflect the Spin-off through a listing change process on the KRX KOSPI Market of the Korea Exchange.

	Company Name	Business
Surviving Company	Woori Finance Holdings Co., Ltd.	All existing businesses of the Company other than the Spin-off Businesses

Spin-off Companies	KJB Financial Group Co., Ltd. (tentative) ( “KJB Financial Group”) KNB Financial Group Co., Ltd. (tentative) ( “KNB Financial Group”)	Businesses of the Company related to holding of the shares and thereby controlling the business operations of Kwangju Bank
Businesses of the Company related to holding of the shares and thereby controlling the business operations of Kyongnam Bank

Note: The names of the Spin-off Companies may be changed at the extraordinary meeting of the Company’s shareholders to approve the Spin-off Plan or at the inaugural meeting of the shareholders of each Spin-off Company.

(2)	The date of the Spin-off will be March 1, 2014.

(3)	The Spin-off will take place pursuant to a special resolution of the Company’s shareholders in accordance with Article 530-3, Sections 1 and 2 of the Commercial Code of Korea. Pursuant to Article 530-9, Section 2 of the Commercial Code of Korea, each Spin-off Company will only be responsible for the liabilities (including obligations) of the Company that relate to the assets and liabilities that are transferred to such Spin-off Company from the Company, and the Company will be responsible for all liabilities for which the Spin-off Companies are not responsible. Pursuant to Article 530-9, Section 4 of the Commercial Code of Korea, on January 29, 2014, which date is within two weeks from the date of the resolution of the Company’s shareholders approving the Spin-off, the Company will publish a public announcement regarding a period in excess of one month for creditors to file objections to the Spin-off (the “Creditor Objection Period”) and, in the case of creditors of which the Company is already aware, provide individual notice thereof to them. The Creditor Objection Period will be from January 29, 2014 to February 28, 2014.

(4)	Assets to be transferred to the Spin-off Companies pursuant to the Spin-off will be as provided in Article 2, Section A, paragraph (4) of this Spin-off Plan and, in case of any ambiguity, subject to paragraphs (5) through (9) of this section.

(5)	Subject to paragraphs (6) through (9) of this section, any and all active and passive assets and liabilities, other rights and obligations (including those under public law), and anything of value (including all licenses and permits, employment relationships, contractual relationships and litigations) of the Company shall in principle belong to KJB Financial Group if it relates to the Kwangju Bank Business, to KNB Financial Group if it relates to the Kyongnam Bank Business, and to the Company if it relates to any business other than the Spin-off Businesses.

(6)	Any liabilities relating to the business of the Company that arise or accrue after the date of the Spin-off but due to an act or event taking place prior to such date, or any such liabilities (including contingent liabilities under public or private law and all other liabilities) that had already arisen or accrued prior to such date but are not reflected in this Spin-off Plan for any reason (including failure to become aware of such liabilities) shall belong to KJB Financial Group if the act or event giving rise to the liability relates to the Kwangju Bank Business, to KNB Financial Group if such act or event relates to the Kyongnam Bank Business, and to the Company if such act or event relates to any business other than the Spin-off Businesses. In the event that it is difficult to determine whether an underlying act or event relates to the Spin-off Businesses, the related liability shall be shared among the Company and the Spin-off Companies in proportion to the share allotment ratio with respect to the Company and the Spin-off Companies as set forth in this Spin-off Plan. In the event that it is difficult to determine whether an underlying act or event relates to the Kwangju Bank Business or the Kyongnam Bank Business, the related liability shall be shared between the Spin-off Companies in proportion to the share allotment ratio with respect to the Spin-off Companies as set forth in this Spin-off Plan. In the event that the Company discharges any liability to which either of the Spin-off Companies was to succeed pursuant to this Spin-off Plan, or either of the Spin-off Companies is otherwise released from any such liability through an outlay of funds by the Company, the Company will have a right of recovery against the applicable Spin-off Company. In the event that either of the Spin-off Companies discharges any liability which was to remain with the Company pursuant to this Spin-off Plan, or the Company is otherwise released from any such liability through an outlay of funds by either of the Spin-off Companies, the relevant Spin-off Company will have a right of recovery against the Company.

(7)	Any claims or other rights relating to the business of the Company that arise or accrue after the date of the Spin-off but due to an act or event taking place prior to such date, or any other such claims or other rights (including contingent rights under public or private law and all other claims and rights) that had already arisen or accrued prior to such date but are not reflected in this Spin-off Plan for any reason (including failure to become aware of such claims or rights) shall be treated in the same manner as set forth in the preceding paragraph (6) of this section.

(8)	Any contracts or lawsuits to which the Company is a party that are entered into or commenced prior to the date of the Spin-off shall in principle belong to KJB Financial Group if it relates to the Kwangju Bank Business, to KNB Financial Group if it relates to the Kyongnam Bank Business, and to the Company if it relates to any business other than the Spin-off Businesses.

(9)	For purposes of determining the assets, liabilities and capital of the Spin-off Companies, the assets and liabilities that belong or relate directly or indirectly to the Kwangju Bank Business shall in principle be distributed to KJB Financial Group, and those that belong or relate directly or indirectly to the Kyongnam Bank Business shall in principle be distributed to the KNB Financial Group. Furthermore, the amounts of the assets, liabilities and capital of the Spin-off Companies shall be determined by taking into account collectively the future operational and business plans of the Surviving Company and each Spin-off Company as well as the relisting requirements under the listing rules of the KRX KOSPI Market of the Korea Exchange and other relevant laws and regulations.

E.	Spin-off schedule

Event	Date
Resolution of the Company’s board of directors	August 27, 2013

Record date for determination of shareholders for the extraordinary meeting of the Company’s shareholders to approve the Spin-off Plan (tentative)	October 31, 2013

Extraordinary meeting of the Company’s shareholders to approve the Spin-off Plan (tentative)	January 28, 2014

Creditor Objection Period and period for submission of old share certificates		January 29, 2014 – February 28, 2014

Date of the Spin-off		March 1, 2014

Meeting of the Surviving Company’s shareholders for report of the Spin-off and inaugural meetings of shareholders of the Spin-off Companies		March 3, 2014

Registration of the Spin-off (tentative)		March 3, 2014
Others	Public announcement of closure of the shareholder register and record date	October 16, 2013
	Dispatch of notice and public announcement of convening of the meeting of the Company’s shareholders	January 7, 2014
	Public announcement of Creditor Objection Period and period for submission of old share certificates	January 29, 2014
	Period of trading suspension	February 27, 2014 – 1 day prior to the date of modified listing
	Date of modified listing (tentative)	March 17, 2014
	Date of relisting of the Spin-off Companies (tentative)	March 17, 2014

Notes:

(1)	The above schedule is subject to adjustment based on relevant laws and regulations and approval of or consultation with relevant governmental authorities, and may differ for each Spin-off Company.
(2)	The statement of financial position and certain other documents relating to the Spin-off Businesses will be available for inspection at the head office of the Surviving Company.
(3)	It is possible that, if necessary, a resolution of the board of directors will be adopted and publicly announced in lieu of the meeting of the Surviving Company’s shareholders for report of the Spin-off and/or the inaugural meetings of shareholders of the Spin-off Companies.

F.	Withdrawal of Spin-off

(1)	If (x) the sale process of the KDIC’s equity interest in Kwangju Bank is terminated for any reason and (y) a legislation recognizing the Spin-off pursuant to this Spin-off Plan as a “qualified spin-off” under the Tax Reduction and Exemption Control Act of Korea is not enacted, in each case prior to the date of the Spin-off, the Company may withdraw the Kwangju Bank Business from the Spin-off by the resolution of its board of directors. Similarly, if (x) the sale process of the KDIC’s equity interest in Kyongnam Bank is terminated for any reason and (y) a legislation recognizing the Spin-off pursuant to this Spin-off Plan as a “qualified spin-off” under the Tax Reduction and Exemption Control Act of Korea is not enacted, in each case prior to the date of the Spin-off, the Company may withdraw the Kyongnam Bank Business from the Spin-off by the resolution of its board of directors.

(2)	Any decision to withdraw the Kwangju Bank Business from the Spin-off will have no impact on the portion of the Spin-off relating to the Kyongnam Bank Business, and any decision to withdraw the Kyongnam Bank Business from the Spin-off will have no impact on the portion of the Spin-off relating to the Kwangju Bank Business.

2.	Details of the Spin-off

A.	Matters Relating to the Surviving Company

(1)	Name, head office and method of public announcement

Name	Korean: Woori Kumyoong Jijoo Chusik Hoesa

English: Woori Finance Holdings Co., Ltd.

Head Office Address	203 Hoehyon-dong, 1-ga, Chung-gu, Seoul 100-792, Korea

Method of Public Announcement	Publication on the website of the Company (http://www.woorifg.com). In the event it is not possible to publish public announcements on the website of the Company due to technical difficulties or otherwise, such announcements will be published in Maeil Business Newspaper and Seoul Daily News, newspapers of general circulation in Seoul.

(2)	Amount of capital and reserves of the Company to be reduced

Capital to be reduced	Reserve to be reduced
Won 648,684,845,000 (relating to common stock)	Won 127,953,725,027

Notes:

(1)	The above figures are based on the statement of financial position of the Company as of June 30, 2013 and remain subject to change as of the date of the Spin-off.
(2)	The amount of reserve to be reduced consists of capital in excess of par value and legal reserves.

However, if either of the Kwangju Bank Business or the Kyongnam Bank Business is withdrawn from the Spin-off pursuant to Article 1, Section F of this Spin-off Plan, the amount of capital and reserves of the Company to be reduced will be as follows:

(i)	If the Kwangju Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is only completed with respect to the Kyongnam Bank Business only)

Capital to be reduced	Reserve to be reduced
Won 392,104,560,000 (relating to common stock)	Won 76,335,422,764

(ii)	If the Kyongnam Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is only completed with respect to the Kwangju Bank Business only)

Capital to be reduced	Reserve to be reduced
Won 256,580,285,000 (relating to common stock)	Won 51,618,302,263

(3)	Method of capital reduction

Pursuant to the share consolidation procedures set forth in Articles 440 through 444 of the Commercial Code of Korea, the Company’s outstanding shares of common stock will be consolidated as of the date of the Spin-off such that the shareholders recorded in the Company’s shareholder register will be allotted 0.8390 shares of common stock for each outstanding share of common stock. Shareholders who would otherwise be entitled to fractional shares from the share consolidation will receive a cash payment in lieu thereof based upon the closing price of the Company’s common stock on the first day of its modified listing. See Article 2, Section B, paragraph (4) of this Spin-off Plan for additional information regarding the determination of the allotment ratio.

However, if either of the Kwangju Bank Business or the Kyongnam Bank Business is withdrawn from the Spin-off pursuant to Article 1, Section F of this Spin-off Plan, the foregoing allotment ratio will be modified as follows:

(i)	If the Kwangju Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is only completed with respect to the Kyongnam Bank Business only): 0.9027 shares of common stock for each outstanding share of common stock.

(ii)	If the Kyongnam Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is only completed with respect to the Kwangju Bank Business only): 0.9363 shares of common stock for each outstanding share of common stock.

(4)	Assets and liabilities to be transferred from the Company and the value of such assets and liabilities

(i)	In accordance with this Spin-off Plan, the Company will transfer any and all active and passive assets and liabilities, other rights and obligations (including those under public law) and any other items of value (including licenses and permits, employment relationships, contractual relationships, litigations and intellectual property) of the Spin-off Businesses (collectively, the “Spin-off Assets and Liabilities”) to KJB Financial Group if related to the Kwangju Bank Business, and to KNB Financial Group if related to the Kyongnam Bank Business.

(ii)	The Spin-off Assets and Liabilities will be as set forth in Attachment 1 (Spin-off Statement of Financial Position) and Attachment 2 (List of Spin-off Assets and Liabilities) hereto, which were prepared as of June 30, 2013. Any changes in assets or liabilities arising due to the operations or financial activities of the Spin-off Businesses prior to the date of the Spin-off, any discovery of an asset or liability that is omitted or incorrectly reflected in the List of Spin-off Assets and Liabilities, or any other changes in the value of any assets or liabilities may be subsequently corrected or recorded. All changes pursuant to the preceding sentence shall be reflected in the Spin-off Statement of Financial Position and the List of Spin-off Assets and Liabilities.

(iii)	The final values of the specific line items of the Spin-off Assets and Liabilities to be determined pursuant to the preceding subparagraph will be their book values as of the date of the Spin-off and will be fixed after review by reputable certified public accountants.

(iv)	Any right or obligation forming a part of the Spin-off Assets and Liabilities, the transfer of which pursuant to the Spin-off is not permissible under applicable law or due to their nature, will be deemed to remain with the Surviving Company. The same will apply where such transfer pursuant to the Spin-off requires the approval or permission of, or the acceptance of a report by, a governmental authority that cannot be obtained.

(v)	The Company will provide necessary assistance (including entering into relevant contracts) to the Spin-off Companies upon their establishment in order for them to continue conducting the Spin-off Businesses as conducted prior to the Spin-off.

(vi)	Summary financial structure before and after the Spin-off (as of June 30, 2013)

			After the Spin-off
					Spin-off Companies
	Before the Spin-off		Surviving Company		KJB Financial Group		KNB Financial Group
Line Items	(in millions of Won)
Assets
Cash and cash equivalents	￦	112,865	￦	91,009	￦	9,616	￦	12,240
Loans and receivables		112,288		112,288		—		—
Investments in subsidiaries and associates		18,045,972		15,626,019		976,291		1,443,662
Premises and equipment		295		295		—		—
Intangible assets		44		44		—		—
Other assets		199		199		—		—

Total assets	￦	18,271,663	￦	15,829,854	￦	985,907	￦	1,455,902

Liabilities
Debentures	￦	3,655,057	￦	3,475,202	￦	79,949	￦	99,906
Retirement benefits obligation		897		897		—		—
Current tax liabilities		62,174		62,174		—		—
Other financial liabilities		26,283		25,681		194		408
Other liabilities		27,047		27,047		—		—

Total liabilities		3,771,458		3,591,001		80,143		100,314

Total equity		14,500,205		12,238,853		905,764		1,355,588

Total liabilities and equity	￦	18,271,663	￦	15,829,854	￦	985,907	￦	1,455,902

Notes:

(1)	The above figures are based on the statement of financial position of the Company as of June 30, 2013 and remain subject to change as of the date of the Spin-off.
(2)	For the list of Spin-off Assets and Liabilities, see Attachment 2 hereto, which remains subject to change as of the date of the Spin-off.

However, if either of the Kwangju Bank Business or the Kyongnam Bank Business is withdrawn from the Spin-off pursuant to Article 1, Section F of this Spin-off Plan, the summary financial structure before and after the Spin-off will be as follows:

(i)	If the Kwangju Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is only completed with respect to the Kyongnam Bank Business only)

			After the Spin-off
	Before the Spin-off		Surviving Company		KNB Financial Group
Line Items	(in millions of Won)
Assets
Cash and cash equivalents	￦	112,865	￦	100,625	￦	12,240
Loans and receivables		112,288		112,288		—
Investments in subsidiaries and associates		18,045,972		16,602,310		1,443,662
Premises and equipment		295		295		—
Intangible assets		44		44		—
Other assets		199		199		—

Total assets	￦	18,271,663	￦	16,815,761	￦	1,455,902

Liabilities
Debentures	￦	3,655,057	￦	3,555,151	￦	99,906
Retirement benefits obligation		897		897		—
Current tax liabilities		62,174		62,174		—
Other financial liabilities		26,283		25,875		408
Other liabilities		27,047		27,047		—

Total liabilities		3,771,458		3,671,144		100,314

Total equity		14,500,205		13,144,617		1,355,588

Total liabilities and equity	￦	18,271,663	￦	16,815,761	￦	1,455,902

Notes:

(1)	The above figures are based on the statement of financial position of the Company as of June 30, 2013 and remain subject to change as of the date of the Spin-off.

(2)	For the list of Spin-off Assets and Liabilities, see Attachment 2 hereto, which remains subject to change as of the date of the Spin-off.

(ii)	If the Kyongnam Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is only completed with respect to the Kwangju Bank Business only)

			After the Spin-off
	Before the Spin-off		Surviving Company		KJB Financial Group
Line Items	(in millions of Won)
Assets
Cash and cash equivalents	￦	112,865	￦	103,249	￦	9,616
Loans and receivables		112,288		112,288		—
Investments in subsidiaries and associates		18,045,972		17,069,681		976,291
Premises and equipment		295		295		—
Intangible assets		44		44		—
Other assets		199		199		—

Total assets	￦	18,271,663	￦	17,285,756	￦	985,907

Liabilities
Debentures	￦	3,655,057	￦	3,575,108	￦	79,949
Retirement benefits obligation		897		897		—
Current tax liabilities		62,174		62,174		—
Other financial liabilities		26,283		26,089		194
Other liabilities		27,047		27,047		—

Total liabilities		3,771,458		3,691,315		80,143

Total equity		14,500,205		13,594,441		905,764

Total liabilities and equity	￦	18,271,663	￦	17,285,756	￦	985,907

Notes:

(1)	The above figures are based on the statement of financial position of the Company as of June 30, 2013 and remain subject to change as of the date of the Spin-off.
(2)	For the list of Spin-off Assets and Liabilities, see Attachment 2 hereto, which remains subject to change as of the date of the Spin-off.

(5)	Total number of issued shares of the Surviving Company after the Spin-off

	Type	Before Spin-off (A)		After Spin-off (B)		A-B
	(in millions of Won except share numbers and per share data)
Authorized shares	Common Stock		2,400,000,000		2,400,000,000	—
Issued shares	Common Stock		806,015,340		676,278,371	129,736,969
Par value per share	Common Stock	￦	5,000	￦	5,000	—
Share capital	Common Stock		4,030,077		3,381,392	648,685
Reserves
Capital in excess of par value			109,025		91,476	17,549
Legal reserve			1,075,539		965,134	110,405

Note: The above figures are based on the statement of financial position of the Company as of June 30, 2013 and remain subject to change as of the date of the Spin-off.

However, if either of the Kwangju Bank Business or the Kyongnam Bank Business is withdrawn from the Spin-off pursuant to Article 1, Section F of this Spin-off Plan, the total number of issued shares of the Surviving Company after the Spin-off will be as follows:

(i)	If the Kwangju Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is only completed with respect to the Kyongnam Bank Business only)

	Type	Before Spin-off (A)		After Spin-off (B)		A-B
	(in millions of Won except share numbers and per share data)
Authorized shares	Common Stock		2,400,000,000		2,400,000,000	—
Issued shares	Common Stock		806,015,340		727,594,428	78,420,912
Par value per share	Common Stock	￦	5,000	￦	5,000	—
Share capital	Common Stock		4,030,077		3,637,972	392,105
Reserves
Capital in excess of par value			109,025		98,418	10,607
Legal reserve			1,075,539		1,009,811	65,728

Note: The above figures are based on the statement of financial position of the Company as of June 30, 2013 and remain subject to change as of the date of the Spin-off.

(ii)	If the Kyongnam Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is only completed with respect to the Kwangju Bank Business only)

	Type	Before Spin-off (A)		After Spin-off (B)		A-B
	(in millions of Won except share numbers and per share data)
Authorized shares	Common Stock		2,400,000,000		2,400,000,000	—
Issued shares	Common Stock		806,015,340		754,699,283	51,316,057
Par value per share	Common Stock	￦	5,000	￦	5,000	—
Share capital	Common Stock		4,030,077		3,773,497	256,580
Reserves
Capital in excess of par value			109,025		102,084	6,941
Legal reserve			1,075,539		1,030,862	44,677

Note: The above figures are based on the statement of financial position of the Company as of June 30, 2013 and remain subject to change as of the date of the Spin-off.

(6)	If the total number of authorized shares of the Company will be reduced, the total number and types of shares to be reduced

Not applicable.

(7)	Other matters requiring amendment of the articles of incorporation

Not applicable.

B.	Matters Relating to the Spin-off Companies

(1)	Name, purpose, head office and method of public announcement

Name	Korean: Chusik Hoesa KJB Kumyoong Jijoo (tentative) Chusik Hoesa KNB Kumyoong Jijoo (tentative)
English: KJB Financial Group Co., Ltd. (tentative) KNB Financial Group Co., Ltd. (tentative)
Purpose	See Attachment 3 (Articles of Incorporation of KJB Financial Group Co., Ltd.) and Attachment 4 (Articles of Incorporation of KNB Financial Group Co., Ltd.) hereto.
Head Office Address
Method of Public Announcement

(2)	Total number of authorized shares and par value per share

	KJB Financial Group		KNB Financial Group
Number of authorized shares		500,000,000		500,000,000
Par value per share	￦	5,000	￦	5,000

(3)	Type and number of shares to be issued in the Spin-off

	KJB Financial Group	KNB Financial Group
Total number of shares to be issued	51,316,057	78,420,912
	51,316,057	78,420,912
	All par value shares (par value per share: Won 5,000)

(4)	Allotment of shares of the Spin-off Companies to shareholders of the Company

(i)	Newly issued shares of the Spin-off Companies will be allotted to the shareholders recorded in the shareholder register of the Company as of the date of the Spin-off.

(ii)	The shares of the Spin-off Companies will be allotted on the basis of the following number of shares per one share of common stock of the Company.

	KJB Financial Group	KNB Financial Group
Common stock	0.0637	0.0973

Notes:

(1)	The allotment ratio with respect to each Spin-off Company was calculated by dividing the book value of the consolidated net assets (total assets minus total liabilities) of the applicable Spin-off Business by the sum of the book value of consolidated net assets of the Company before the Spin-off and the book value of its treasury shares, based on the Company’s consolidated statement of financial position as of June 30, 2013. The relevant details are as follows:

	Surviving Company		KJB Financial Group		KNB Financial Group
	(in billions of Won except ratios)
Book value of consolidated owners’ equity after the Spin-off	￦	15,822.0	￦	1,200.6	￦	1,834.7
Book value of consolidated owners’ equity before the Spin-off	￦	18,857.3
Allotment ratio		0.8390		0.0637		0.0973

(2)	The allotment ratio with respect to the Surviving Company will be 0.9027 if the Kwangju Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is only completed with respect to the Kyongnam Bank Business only) and 0.9363 if the Kyongnam Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is only completed with respect to the Kwangju Bank Business only). For further details, see Article 2, Section A, Paragraph (3) of this Spin-off Plan.

(iii)	The record date of share allotment: February 28, 2014.

(iv)	The date for calculation of dividends on the newly issued shares of the Spin-off Companies: March 1, 2014.

(v)	Shareholders of the Company will receive newly issued shares of the Spin-off Companies in proportion to the number of the Company’s shares they hold.

(vi)	Shareholders who would otherwise be entitled to fractional shares will receive a cash payment in lieu thereof based upon the closing price of the newly issued shares of the relevant Spin-off Company on the first day of its relisting.

(vii)	The 2,000 treasury shares held by the Company as of June 30, 2013 will also be entitled to allotment of newly issued shares of the Spin-off Companies.

(viii)	The Spin-off Companies will apply for relisting of their respective newly issued shares on the Korea Exchange in accordance with its listing rules. The relisting application will be reviewed and approved by the Korea Exchange in accordance with such listing rules if all applicable requirements are satisfied. The expected date of relisting is March 17, 2014, which may change based on further consultations with the relevant authorities.

(5)	Amount to be paid to shareholders of the Company

Not applicable except for the cash payments in lieu of fractional shares pursuant to subparagraph (4)(vi) of this section.

(6)	Share capital and reserves of the Spin-off Companies

	KJB Financial Group		KNB Financial Group
	(in millions of Won)
Share capital (common stock)	￦	256,580	￦	392,105
Reserves
Capital in excess of par value		604,506		897,755
Legal reserve		44,678		65,728

Note: The above figures may change as of the date of the Spin-off and will be fixed upon the final determination of the Spin-off Assets and Liabilities following a review by certified public accountants.

(7)	Assets and liabilities to be transferred to the Spin-off Companies and the value of such assets and liabilities

(i)	In accordance with this Spin-off Plan, the Company will transfer the Spin-off Assets and Liabilities to KJB Financial Group if related to the Kwangju Bank Business, and to KNB Financial Group if related to the Kyongnam Bank Business.

(ii)	The Spin-off Assets and Liabilities will be as set forth in Attachment 1 (Spin-off Statement of Financial Position) and Attachment 2 (List of Spin-off Assets and Liabilities) hereto, which were prepared as of June 30, 2013. Any changes in assets or liabilities arising due to the operations or financial activities of the Spin-off Businesses prior to the date of the Spin-off, any discovery of an asset or liability that is omitted or incorrectly reflected in the List of Spin-off Assets and Liabilities, or any other changes in the value of any assets or liabilities may be subsequently corrected or recorded. All changes pursuant to the preceding sentence shall be reflected in the Spin-off Statement of Financial Position and the List of Spin-off Assets and Liabilities.

(iii)	The final values of the specific line items of the Spin-off Assets and Liabilities to be determined pursuant to the preceding subparagraph will be their book values as of the date of the Spin-off and will be fixed after review by reputable certified public accountants.

(iv)	Any right or obligation forming a part of the Spin-off Assets and Liabilities, the transfer of which pursuant to the Spin-off is not permissible under applicable law or due to their nature, will be deemed to remain with the Surviving Company. The same will apply where such transfer pursuant to the Spin-off requires the approval or permission of, or the acceptance of a report by, a governmental authority that cannot be obtained.

(v)	The Company will provide necessary assistance (including entering into relevant contracts) to the Spin-off Companies upon their establishment in order for them to continue conducting the Spin-off Businesses as conducted prior to the Spin-off

(vi)	Summary financial structure before and after the Spin-off (as of June 30, 2013)

			After the Spin-off
					Spin-off Companies
	Before the Spin-off		Surviving Company		KJB Financial Group		KNB Financial Group
Line Items	(in millions of Won)
Assets
Cash and cash equivalents	￦	112,865	￦	91,009	￦	9,616	￦	12,240
Loans and receivables		112,288		112,288		—		—
Investments in subsidiaries and associates		18,045,972		15,626,019		976,291		1,443,662
Premises and equipment		295		295		—		—
Intangible assets		44		44		—		—
Other assets		199		199		—		—

Total assets	￦	18,271,663	￦	15,829,854	￦	985,907	￦	1,455,902

Liabilities
Debentures	￦	3,655,057	￦	3,475,202	￦	79,949	￦	99,906
Retirement benefits obligation		897		897		—		—
Current tax liabilities		62,174		62,174		—		—
Other financial liabilities		26,283		25,681		194		408
Other liabilities		27,047		27,047		—		—

Total liabilities		3,771,458		3,591,001		80,143		100,314

Total equity		14,500,205		12,238,853		905,764		1,355,588

Total liabilities and equity	￦	18,271,663	￦	15,829,854	￦	985,907	￦	1,455,902

Notes:

(1)	The above figures are based on the statement of financial position of the Company as of June 30, 2013 and remain subject to change as of the date of the Spin-off.
(2)	For the list of Spin-off Assets and Liabilities, see Attachment 2 hereto, which remains subject to change as of the date of the Spin-off.

However, if either of the Kwangju Bank Business or the Kyongnam Bank Business is withdrawn from the Spin-off pursuant to Article 1, Section F of this Spin-off Plan, the summary financial structure before and after the Spin-off will be as follows:

(i)	If the Kwangju Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is only completed with respect to the Kyongnam Bank Business only)

			After the Spin-off
	Before the Spin-off		Surviving Company		KNB Financial Group
Line Items	(in millions of Won)
Assets
Cash and cash equivalents	￦	112,865	￦	100,625	￦	12,240
Loans and receivables		112,288		112,288		—
Investments in subsidiaries and associates		18,045,972		16,602,310		1,443,662
Premises and equipment		295		295		—

Intangible assets		44		44		—
Cash and cash equivalents		199		199		—

Total assets	￦	18,271,663	￦	16,815,761	￦	1,455,902

Liabilities
Debentures	￦	3,655,057	￦	3,555,151	￦	99,906
Retirement benefits obligation		897		897		—
Current tax liabilities		62,174		62,174		—
Other financial liabilities		26,283		25,875		408
Other liabilities		27,047		27,047		—

Total liabilities		3,771,458		3,671,144		100,314

Total equity		14,500,205		13,144,617		1,355,588

Total liabilities and equity	￦	18,271,663	￦	16,815,761	￦	1,455,902

Notes:

(1)	The above figures are based on the statement of financial position of the Company as of June 30, 2013 and remain subject to change as of the date of the Spin-off.
(2)	For the list of Spin-off Assets and Liabilities, see Attachment 2 hereto, which remains subject to change as of the date of the Spin-off.

(ii)	If the Kyongnam Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is only completed with respect to the Kwangju Bank Business only)

			After the Spin-off
	Before the Spin-off		Surviving Company		KJB Financial Group
Line Items	(in millions of Won)
Assets
Cash and cash equivalents	￦	112,865	￦	103,249	￦	9,616
Loans and receivables		112,288		112,288		—
Investments in subsidiaries and associates		18,045,972		17,069,681		976,291
Premises and equipment		295		295		—
Intangible assets		44		44		—
Cash and cash equivalents		199		199		—

Total assets	￦	18,271,663	￦	17,285,756	￦	985,907

Liabilities
Debentures	￦	3,655,057	￦	3,575,108	￦	79,949
Retirement benefits obligation		897		897		—
Current tax liabilities		62,174		62,174		—
Other financial liabilities		26,283		26,089		194
Other liabilities		27,047		27,047		—

Total liabilities		3,771,458		3,691,315		80,143

Total equity		14,500,205		13,594,441		905,764

Total liabilities and equity	￦	18,271,663	￦	17,285,756	￦	985,907

Notes:

(1)	The above figures are based on the statement of financial position of the Company as of June 30, 2013 and remain subject to change as of the date of the Spin-off.
(2)	For the list of Spin-off Assets and Liabilities, see Attachment 2 hereto, which remains subject to change as of the date of the Spin-off.

(8)	Matters relating to the case where it is decided that the Spin-off Companies will be responsible only for the Company’s liabilities related to assets and liabilities to be transferred to them

Pursuant to Article 530-9, Section 2 of the Commercial Code of Korea, the Company and the Spin-off Companies will not be jointly and severally responsible for the Company’s liabilities outstanding prior to the Spin-off. Accordingly, each Spin-off Company will only be responsible for the liabilities (including obligations) of the Company that relate to the assets and liabilities transferred to such Spin-off Company pursuant to the Spin-off, and the Company will be responsible only for those liabilities for which the Spin-off Companies are not responsible. Pursuant to Article 530-9, Section 4 of the Commercial Code of Korea, on January 29, 2014, which date is within two weeks from the date of the resolution of the Company’s shareholders approving the Spin-off, the Company will publish a public announcement regarding a Creditor Objection Period in excess of one month and, in the case of creditors of which the Company is already aware, provide individual notice thereof to them. The Creditor Objection Period will be from January 29, 2014 to February 28, 2014.

(9)	Matters relating to the directors of the Spin-off Companies

(i)	The following table sets out the names and resident registration numbers of the directors and audit committee members of KJB Financial Group.

Position	Name	Resident Registration Number
Representative Director and Standing Director	Jang-Hak Kim	550127-XXXXXXX
Outside Director and Audit Committee Member	Yang-Ig Cho	651121-XXXXXXX
Outside Director and Audit Committee Member	Dae-Song Kim	480808-XXXXXXX
Outside Director and Audit Committee Member	Boo-Ho Roh	470516-XXXXXXX
Outside Director and Audit Committee Member	Tae-Gi Kim	560318-XXXXXXX
Outside Director and Audit Committee Member	Jong-An Mun	450615-XXXXXXX

(ii)	The following table sets out the names and resident registration numbers of the directors and audit committee members of KNB Financial Group.

Position	Name	Resident Registration Number
Representative Director and Standing Director	Young-Been Park	540923-XXXXXXX
Outside Director and Audit Committee Member	Yeon-Seo Park	630826-XXXXXXX
Outside Director and Audit Committee Member	Ki-Woo Lee	550728-XXXXXXX
Outside Director and Audit Committee Member	Seok-Hee Lee	510826-XXXXXXX
Outside Director and Audit Committee Member	Jong-Boo Kim	540223-XXXXXXX
Outside Director and Audit Committee Member	Won-Koo Park	520114-XXXXXXX

(iii)	The above list of directors may be amended by resolution of the board of directors of the Surviving Company prior to the date of notice or public announcement of the convening of the meeting of the Company’s shareholders to approve the Spin-off Plan.

(iv)	The terms of the directors and audit committee members of the Spin-off Companies will begin on the date of registration of the Spin-off.

(v)	For the first fiscal year, the aggregate remuneration and benefits-in-kind paid to the directors of each Spin-off Company will be limited to Won 1.5 billion.

(10)	Other matters to be provided in the Spin-off Companies’ articles of incorporation

The articles of incorporation of KJB Financial Group are as set forth in Attachment 3 (Articles of Incorporation of KJB Financial Group Co., Ltd.) hereto, and the articles of incorporation of KNB Financial Group are as set forth in Attachment 4 (Articles of Incorporation of KNB Financial Group Co., Ltd.) hereto. The contents of the articles of incorporation set forth in Attachments 3 and 4 hereto may be amended at the meeting of the Company’s shareholders to approve this Spin-off Plan or at the inaugural meeting of shareholders of each Spin-off Company.

(11)	Date of registration of the Spin-off Companies

The date of registration of the Spin-off for the Company and the Spin-off Companies will be March 3, 2014 (tentative).

(12)	Method of establishment of the Spin-off Companies

The capital of the Spin-off Companies will be constituted solely from the assets and liabilities transferred by the Company with no offering of shares to any other shareholders.

3.	Other Matters Relating to Protection of Investors

A.	Withdrawal from the Spin-off

In the event of the occurrence of the circumstances set forth in Article 1, Section F of this Spin-off Plan, the portion of the Spin-off relating to the Kwangju Bank Business and/or the Kyongnam Bank Business, as applicable, may be withdrawn by the resolution of the Company’s board of directors.

B.	Revision or Amendment of the Spin-off Plan

Once this Spin-off Plan is approved at the meeting of the Company’s shareholders to be held on January 28, 2014, it may be revised or amended as to any of the following items from such date to the date of registration of the Spin-off, by resolution of the board of directors of the Company, without any further approval of the shareholders, to the extent that (i) such revision or amendment is reasonably necessary and the interests of the shareholders of the Company or the Spin-off Companies are not adversely affected thereby or (ii) the substance of the relevant provision being amended or revised is not thereby altered. Any such revision or amendment will take effect upon public announcement or public disclosure thereof pursuant to applicable law.

(1)	Names of the Spin-off Companies;

(2)	Spin-off schedule;

(3)	Allotment ratio;

(4)	Amount of reduction in the reserves of the Company;

(5)	Spin-off Assets and Liabilities and the values thereof;

(6)	Financial structure before and after the Spin-off;

(7)	Number of shares to be issued by each Spin-off Company in the Spin-off;

(8)	Matters relating to the directors and audit committee members of the Spin-off Companies; and

(9)	Articles of incorporation of the Spin-off Companies.

In addition, the Spin-off schedule and other matters may be changed in accordance with the terms of applicable governmental approvals (including approval of the Financial Services Commission for the establishment of new financial holding companies) or consultation with relevant authorities.

Furthermore, in the case of a withdrawal from the Spin-off pursuant to Article 1, Section F of this Spin-off Plan, this Spin-off Plan will be deemed to have been revised and amended accordingly.

C.	Period of Suspension of Trading of Shares (tentative)

(1)	Company

Trading of the Company’s securities will be suspended from February 27, 2014 to the day before the date of its modified listing (tentatively scheduled to be March 17, 2014, which date may change in accordance with applicable laws and regulations or the terms of applicable governmental approvals or based upon consultation with relevant authorities) under a different ticker symbol.

(2)	Spin-off Companies

Trading of securities of the Spin-off Companies will be suspended from February 27, 2014 to the day before the date of relisting (tentatively scheduled to be March 17, 2014, which date may change in accordance with applicable laws and regulations or the terms of applicable governmental approvals or based upon consultation with relevant authorities).

D.	Shareholder Appraisal Rights

Because the Spin-off will be in the form of a simple spin-off pursuant to Article 530, Section 2 through 11 of the Commercial Code of Korea, dissenting shareholders will not have any appraisal rights.

E.	Matters Requiring Transition between the Company and the Spin-off Companies in Relation to Implementation of the Spin-off Plan

Matters requiring transitional measures between the Company and the Spin-off Companies in relation to implementation of this Spin-off Plan (including documents, data and other materials and facts relating to the Spin-off Businesses) will be determined by separate agreement between the Company and the Spin-off Companies.

F.	Succession of Employees and Severance Pay Obligations

KJB Financial Group will succeed to all employment and legal relationships relating to the employees working in the Kwangju Bank Business (including severance pay obligations and any loans to such employees) relating thereto. KNB Financial Group will succeed to all employment and legal relationships relating to the employees working in the Kyongnam Bank Business (including severance pay obligations and any loans to such employees) relating thereto.

G.	Costs Relating to the Spin-off

(1)	Costs incurred in the Spin-off process pursuant to this Spin-off Plan shall be borne by KJB Financial Group if such costs relate to the Kwangju Bank Business, by KNB Financial Group if such costs relate to the Kyongnam Bank Business, and by the Company if they relate to any businesses other than the Spin-off Businesses. (However, in the event of a withdrawal from the Spin-off pursuant to Article 1, Section F of this Spin-off Plan, costs relating to the Spin-off Business that is withdrawn from the Spin-off shall be borne by the Company.) In the event that it is difficult to determine whether any such costs relate to the Spin-off Businesses, such costs shall be shared by the Company and the Spin-off Companies in proportion to the share allotment ratio with respect to the Surviving Company and the Spin-off Companies as set forth in this Spin-off Plan.

(2)	Of the liabilities relating to costs incurred in the Spin-off process pursuant to this Spin-off Plan, the portion relating to the Spin-off Companies will be deemed as having been transferred to each Spin-off Company as of the date of the Spin-off in accordance with the preceding paragraph. (However, in the event of a withdrawal from the Spin-off pursuant to Article 1, Section F of this Spin-off Plan, costs relating to the Spin-off Business that is withdrawn from the Spin-off shall be borne by the Company.) To the extent that any such liabilities have already been discharged prior to the date of the Spin-off, the Company shall have a right of recovery against the applicable Spin-off Company.

H.	Review of Major Requirements for Relisting

(1)	KJB Financial Group, as an applicant for preliminary listing review, meets each of the requirements under the listing rules of the KRX KOSPI Market of the Korea Exchange as follows:

Description	Requirement	Results of Review	Whether Requirement is Satisfied

Number of continuous years of conducting main businesses	At least three years of continuous operation of the businesses to be transferred	Established: October 1968	Satisfied

Company size	(i) At least Won 10 billion of share capital (ii) At least one million shares of common stock to be relisted (excluding shares owned by the largest shareholder)	(i) Share capital: Won 905.8 billion (ii) Total number of common stock: 51 million shares (of which 29 million shares will be owned by the largest shareholder)	Satisfied

Results of operations

Both of the requirements below must be met by the businesses to be transferred:

(i)    Sales of at least Won 30 billion for the most recent fiscal year

(ii)   Operating profit, profit before tax or net profit of at least Won 2.5 billion for the most recent fiscal year

		(i) Won 979.6 billion (interest income for 2012) (ii) Won 136.4 billion (net profit for 2012)	Satisfied

Auditor’s opinion	Unqualified opinion in the audit and review reports of the auditor

Review Report on the interim financial statements of Woori Financial Holdings for the first half of 2013: Unqualified

Review Report on the interim financial statements of Kwangju Bank for the first half of 2013 and Audit Report on the annual financial statements of Kwangju Bank for 2012: Unqualified

Satisfied

Appointment of outside directors	For companies with total assets of less than Won 2 trillion, at least 1/4 of the directors must be outside directors. However, pursuant to the Financial Holding Companies Act of Korea, at least 1/2 of the directors must be outside directors and there must be at least three outside directors.	5 outside directors expected to be appointed among 6 directors in total	Satisfied

Establishment of an audit committee	Companies with total assets of less than Won 2 trillion have no obligation to establish an audit committee. However, pursuant to the Financial Holding Companies Act of Korea, an audit committee with at least two-thirds of its members consisting of outside directors must be established.	Audit committee expected to be established with 5 members, 5 of whom will be outside directors	Satisfied

Share transfer restrictions	No share transfer restrictions (unless such restrictions are not detrimental to trading on the KRX KOSPI Market of the Korea Exchange)	No restrictions	Satisfied

(2)	KNB Financial Group, as an applicant for preliminary listing review, meets each of the requirements under the listing rules of the KRX KOSPI Market of the Korea Exchange as follows:

Description	Requirement	Results of Review	Whether Requirement is Satisfied

Number of continuous years of conducting main businesses	At least three years of continuous operation of the businesses to be transferred	Established: April 1970	Satisfied

Company size	(i) At least Won 10 billion of share capital (ii) At least one million shares of common stock to be relisted (excluding shares owned by the largest shareholder)	(i) Share capital: Won 1,355.6 billion (ii) Total number of common stock: 78 million shares (of which 44 million shares will be owned by the largest shareholder)	Satisfied

Results of operations

Both of the requirements below must be met by the businesses to be transferred:

(i)    Sales of at least Won 30 billion for the most recent fiscal year

(ii)   Operating profit, profit before tax or net profit of at least Won 2.5 billion for the most recent fiscal year

		(i) Won 1,390.5 billion (interest income for 2012) (ii) Won 178.4 billion (net profit for 2012)	Satisfied

Auditor’s opinion	Unqualified opinion in the audit and review reports of the auditor

Review Report on the interim financial statements of Woori Financial Holdings for the first half of 2013: Unqualified

Review Report on the interim financial statements of Kyongnam Bank for the first half of 2013 and Audit Report on the annual financial statements of Kyongnam Bank for 2012: Unqualified

Satisfied

Appointment of outside directors	For companies with total assets of less than Won 2 trillion, at least 1/4 of the directors must be outside directors. However, pursuant to the Financial Holding Companies Act of Korea, at least 1/2 of the directors must be outside directors and there must be at least three outside directors.	5 outside directors expected to be appointed among 6 directors in total	Satisfied

Establishment of an audit committee	Companies with total assets of less than Won 2 trillion have no obligation to establish an audit committee. However, pursuant to the Financial Holding Companies Act of Korea, an audit committee with at least two-thirds of its members consisting of outside directors must be established.	Audit committee expected to be established with 5 members, 5 of whom will be outside directors	Satisfied

Share transfer restrictions	No share transfer restrictions (unless such restrictions are not detrimental to trading on the KRX KOSPI Market of the Korea Exchange)	No restrictions	Satisfied

August 27, 2013

Woori Finance Holdings Co., Ltd.

Soon Woo Lee

Representative Director

Attachments:	1. Spin-off Statement of Financial Position

2. List of Spin-off Assets and Liabilities

3. Articles of Incorporation of KJB Financial Group Co., Ltd.

4. Articles of Incorporation of KNB Financial Group Co., Ltd.

[Attachment 1] Spin-off Statement of Financial Position

			After Spin-off
					Spin-off Companies
	Before Spin-off		Surviving Company		KJB Financial Group		KNB Financial Group
Line Items	(in millions of Won)
Assets
Cash and cash equivalents	￦	112,865	￦	91,009	￦	9,616	￦	12,240
Loans and receivables		112,288		112,288		—		—
Investments in subsidiaries and associates		18,045,972		15,626,019		976,291		1,443,662
Premises and equipment		295		295		—		—
Intangible assets		44		44		—		—
Other assets		199		199		—		—

Total assets	￦	18,271,663	￦	15,829,854	￦	985,907	￦	1,455,902

Liabilities
Debentures	￦	3,655,057	￦	3,475,202	￦	79,949	￦	99,906
Retirement benefits obligation		897		897		—		—
Current tax liabilities		62,174		62,174		—		—
Other financial liabilities		26,283		25,681		194		408
Other liabilities		27,047		27,047		—		—

Total liabilities	￦	3,771,458	￦	3,591,001	￦	80,143	￦	100,314

Shareholders’ Equity
Common stock	￦	4,030,077	￦	3,381,392	￦	256,580	￦	392,105
Hybrid equity securities		498,407		498,407		—		—
Capital surplus		109,026		91,478		604,506		897,755
Other equity		(1,519)		(1,486,232)		—		—
Retained earnings		9,864,214		9,753,809		44,677		65,728

Total shareholders’ equity		14,500,205		12,238,853		905,764		1,355,588

Total liabilities and shareholders’ equity	￦	18,271,663	￦	15,829,854	￦	985,907	￦	1,455,902

Note:	The above figures are based on the statement of financial position of the Company as of June 30, 2013 and remain subject to change as of the date of the Spin-off.

However, if either of the Kwangju Bank Business or the Kyongnam Bank Business is withdrawn from the Spin-off pursuant to Article 1, Section F of this Spin-off Plan, the summary financial structure before and after the Spin-off will be as follows:

(1)	If the Kwangju Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is only completed with respect to the Kyongnam Bank Business only)

			After the Spin-off
	Before the Spin-off		Surviving Company		KNB Financial Group
Line Items	(in millions of Won)
Assets
Cash and cash equivalents	￦	112,865	￦	100,625	￦	12,240
Loans and receivables		112,288		112,288		—
Investments in subsidiaries and associates		18,045,972		16,602,310		1,443,662
Premises and equipment		295		295		—
Intangible assets		44		44		—
Other assets		199		199		—

Total assets	￦	18,271,663	￦	16,815,761	￦	1,455,902

Liabilities
Debentures	￦	3,655,057	￦	3,555,151	￦	99,906
Retirement benefits obligation		897		897		—
Current tax liabilities		62,174		62,174		—
Other financial liabilities		26,283		25,875		408
Other liabilities		27,047		27,047		—

Total liabilities		3,771,458		3,671,144		100,314

Shareholders’ equity
Common stock		4,030,077		3,637,972		392,105
Hybrid equity securities		498,407		498,407		—
Capital surplus		109,026		98,419		897,755
Other equity		(1,519)		(888,667)		—
Retained earnings		9,864,214		9,798,485		65,728

Total shareholders’ equity		14,500,205		13,144,617		1,355,588

Total liabilities and shareholders’ equity	￦	18,271,663	￦	16,815,761	￦	1,455,902

Note:       The above figures are based on the statement of financial position of the Company as of June 30, 2013 and remain subject to change as of the date of the Spin-off.

(2)     If the Kyongnam Bank Business is withdrawn from the Spin-off (i.e., if the Spin-off is only completed with respect to the Kwangju Bank Business only)

			After the Spin-off
	Before the Spin-off		Surviving Company		KJB Financial Group
Line Items	(in millions of Won)
Assets
Cash and cash equivalents	￦	112,865	￦	103,249	￦	9,616
Loans and receivables		112,288		112,288		—
Investments in subsidiaries and associates		18,045,972		17,069,681		976,291
Premises and equipment		295		295		—
Intangible assets		44		44		—
Other assets		199		199		—

Total assets	￦	18,271,663	￦	17,285,756	￦	985,907

Liabilities
Debentures	￦	3,655,057	￦	3,575,108	￦	79,949
Retirement benefits obligation		897		897		—
Current tax liabilities		62,174		62,174		—
Other financial liabilities		26,283		26,089		194
Other liabilities		27,047		27,047		—

Total liabilities		3,771,458		3,691,315		80,143

Shareholders’ equity
Common stock		4,030,077		3,773,496		256,580
Hybrid equity securities		498,407		498,407		—
Capital surplus		109,026		102,085		604,506
Other equity		(1,519)		(599,085)		—
Retained earnings		9,864,214		9,819,536		44,677

Total shareholders’ equity		14,500,205		13,594,441		905,764

Total liabilities and shareholders’ equity	￦	18,271,663	￦	17,285,756	￦	985,907

Note: The above figures are based on the statement of financial position of the Company as of June 30, 2013 and remain subject to change as of the date of the Spin-off.

[Attachment 2] List of Spin-off Assets and Liabilities

List of Assets

1.	KJB Financial Group

(1)	Cash and cash equivalents

Line Item	Description	Amount (in millions of Won)		Remarks
Cash and cash equivalents		￦	9,616

Total		￦	9,616

Note: The above figures remain subject to change as of the date of the Spin-off.

(2)	Investments in subsidiaries and associates

Line Item	Description	Amount (in millions of Won)		Remarks
Investments in subsidiaries and associates	Book value of equity investment in Kwangju Bank	￦	976,291

Total		￦	976,291

Note: The above figures remain subject to change as of the date of the Spin-off.

2.	KNB Financial Group

(1)	Cash and cash equivalents

Line Item	Description	Amount (in millions of Won)		Remarks
Cash and cash equivalents		￦	12,240

Total		￦	12,240

Note: The above figures remain subject to change as of the date of the Spin-off.

(2)	Investments in subsidiaries and associates

Line Item	Description	Amount (in millions of Won)		Remarks
Investments in subsidiaries and associates	Book value of equity investment in Kyongnam Bank	￦	1,443,662

Total		￦	1,443,662

Note: The above figures remain subject to change as of the date of the Spin-off.

List of Liabilities

1.	KJB Financial Group

(1)	Debentures

Line Item	Description	Amount (in millions of Won)		Remarks
Won-denominated debentures	Series 27-2nd Bonds	￦	80,000	Scheduled to mature on June 15, 2014
Discount on debentures			(51)

Total		￦	79,949

Note: The above figures remain subject to change as of the date of the Spin-off.

(2)	Other financial liabilities

Line Item	Description	Amount (in millions of Won)		Remarks
Expenses payable	Interest payable on Series 27-2nd Bonds	￦	194

Total		￦	194

Note: The above figures remain subject to change as of the date of the Spin-off.

2.	KNB Financial Group

(1)	Debentures

Line Item	Description	Amount (in millions of Won)		Remarks
Won-denominated debentures	Series 34-1st Bonds	￦	100,000	Scheduled to mature on May 24, 2014
Discount on debentures			(94)

Total		￦	99,906

Note: The above figures remain subject to change as of the date of the Spin-off.

(2)	Other financial liabilities

Line Item	Description	Amount (in millions of Won)		Remarks
Expenses payable	Interest payable on Series 34-1st Bonds	￦	408

Total		￦	408

Note: The above figures remain subject to change as of the date of the Spin-off.

[Attachment 3] Articles of Incorporation of KJB Financial Group Co., Ltd.

ARTICLES OF INCORPORATION

OF

KJB FINANCIAL GROUP CO., LTD.

CHAPTER I.

GENERAL PROVISIONS

Article 1.	Company Name

The name of the Company shall be, in Korean, “Chusik Hoesa KJB Kumyoong Jijoo” and in English, “KJB Financial Group Co., Ltd.” (hereinafter referred to as the “Company”).

Article 2.	Business Purpose

The purposes of the Company are to engage in the following business activities:

1.	Assignment of business purpose and approval of business plan with respect to the Subsidiaries (as defined in the Financial Holding Companies Act, and including subsidiaries, sub-subsidiaries and companies controlled by sub-subsidiaries; hereinafter the same shall apply);

2.	Evaluation of operational achievements and determination of compensation with respect to the Subsidiaries;

3.	Determination of the corporate governance structure of the Subsidiaries;

4.	Inspection of the affairs and financial status of the Subsidiaries;

5.	Internal control and risk management of Subsidiaries;

6.	Funding of Subsidiaries;

7.	Capital investment in Subsidiaries or procurement of funds for funding of Subsidiaries;

8.	Provision of resources necessary for the business of Subsidiaries such as administrative support for the development and sale of joint products of Subsidiaries;

9.	Work commissioned by Subsidiaries to support their business such as computer systems, legal support, accounting, etc.;

10.	Provision of trademark, patent and other intellectual property rights to Subsidiaries;

11.	Other business activities as allowed by law; and

12.	Any and all businesses or activities incidental or related to each of the foregoing items.

Article 3.	Location of Head Office and Branches

1.	The head office of the Company shall be located in Kwangju-si, Korea.

2.	The Company may establish branches, sub-offices, other business offices or local subsidiaries elsewhere within or outside Korea if necessary, by a resolution of the Board of Directors of the Company.

Article 4.	Method of Public Notice

Public notices by the Company shall be made on its website at http://www.kjbfg.com, provided that if public notice on the website is not possible due to a systems failure or other unavoidable circumstance, public notices shall be made by publication in the “Kwangju Ilbo”, newspaper of general circulation in Kwangju-si, Korea, and the “Maeil Kyungjae”, newspaper of general circulation in Seoul, Korea.

CHAPTER II.

SHARES OF STOCK

Article 5.	Total Number of Authorized Shares

The total number of shares of stock which the Company is authorized to issue shall be five hundred million (500,000,000) shares.

Article 6.	Par Value

Any shares to be issued by the Company shall have a par value of five thousand (5,000) won.

Article 7.	Total Number of Shares to be Issued at the time of Incorporation

The total number of shares to be issued by the Company at the time of incorporation shall be fifty one million and three hundred sixteen thousand and fifty seven (51,316,057) shares.

Article 8.	Class of Shares

1.	The shares to be issued by the Company shall be non-bearer common shares and non-bearer class shares, both of which shall be issued by a resolution of the Board of Directors of the Company.

2.	The class shares issued by the Company shall refer to shares with preferential right for distribution of profit or remaining assets, shares without voting rights, shares regarding conversion of stock (hereinafter referred to as the “Convertible Shares”), shares regarding redemption of stock (hereinafter referred to as the “Redeemable Shares”), or shares that combine all or part of the characteristics of the foregoing shares.

Article 9.	Types of Share Certificates

1.	Share certificates shall be issued by the Company in eight denominations of one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000).

2.	The Company may split or consolidate the share certificates at a request of shareholder.

3.	The Company may not issue the share certificates for all or part of shares held by a shareholder if reported by the shareholder.

Article 10.	Number and Description of Non-voting Preferred Shares

1.	The Company may issue the non-voting preferred shares. The number of the non-voting preferred shares shall be not more than one-half of the total number of issued and outstanding shares.

2.	The dividend ratio on the non-voting preferred shares shall be at least one percent (1%) of par value per annum, and the rate thereof shall be determined by the Board of Directors at the time of issuance. The Board of Directors shall also determine the type of distributable assets, determination method of value of distributable assets, condition of distribution of profits to the extent permitted by Articles 55 and 56 hereof; provided, however, that in case of issuance of the non-voting preferred shares, the dividend ratio of which may be adjusted, the Board of Directors shall determine the content of adjustment of dividend ratio, cause for adjustment, record date of adjustment, and method of adjustment, at the time of issuance.

3.	The non-voting preferred shares to be issued by the Company may be participating or non-participating, cumulative or non-cumulative, as determined by the Board of Directors.

4.	In the event where a resolution is adopted not to pay the prescribed dividend with respect to the non-voting preferred shares, the non-voting preferred shares shall be deemed to have voting rights from the General Meeting of Shareholders following the General Meeting of Shareholders where such resolution is adopted, until the conclusion of the General Meeting of Shareholders where a resolution for priority payment of dividend to the non-voting preferred shares is adopted.

5.	In the event where the Company issues new shares by way of capital increase for consideration or capital increase without consideration, the allocation of new shares with respect to the non-voting preferred shares shall be with common shares in case of a capital increase for consideration, or with the same shares in case of a capital increase without consideration.

6.	The time limitation of the non-voting preferred shares shall be determined by the Board of Directors. The expiration date of the non-voting preferred shares shall be determined by the Board of Directors at the time of issuance within the scope of one (1) to ten (10) years from the date of issuance, and the non-voting preferred shares shall be converted into common shares upon expiration; provided, however, that if the prescribed dividend has not been paid during the above period, the expiration date shall be extended until a prescribed dividend is paid. In such case, Article 15 shall apply with regards to the distribution of profits to shares issued pursuant to the conversion.

Article 11.	Convertible Shares

1.	If the Company intends to issue the shares with preferential right for distribution of profit, the Company may issue such shares as the Convertible Shares, a shareholder of which may request for conversion into common shares or class shares, by the resolution of the Board of Directors; provided, however, that the number of the Convertible Shares shall be not more than twenty percent (20%) of the total number of issued and outstanding shares.

2.	The issue price of new shares to be issued pursuant to the conversion shall be the same as that of the Convertible Shares, and the number of shares to be issued pursuant to the conversion shall be in the ratio of one share per one Convertible Share; provided, however, that the number of shares to be issued may be adjusted by an anti-dilution provision to be determined by the Board of Directors at the time of issuance, which determination shall take into consideration the customary and reasonable practice for preventing dilution of shareholders’ rights, within the scope of additional shares to be issued and the relevant laws and regulations.

3.	The conversion period shall be determined by a resolution of the Board of Directors, within the scope of one (1) to ten (10) years following the issuance date.

4.	The provisions of Article 15 shall apply with respect to the dividend on shares issued by conversion.

Article 12.	Redeemable Shares

1.	If the Company intends to issue the shares with preferential right for distribution of profit, the Company may issue such shares as the Redeemable Shares, which may be retired using the profits of the Company at the option of the Company or a shareholder.

2.	The redemption price of the Redeemable Shares shall be the issue price plus the premium, and the premium shall be determined by the Board of Directors at the time of issuance, with considering the dividend rate, market condition, and other circumstances related to the issuance of the Redeemable Shares.

3.	The redemption date shall be determined by resolution of the Board of Directors, which date shall fall between the day immediately following the date of conclusion of the General Meeting of Shareholders for the fiscal year in which the Redeemable Shares were issued and one month following the conclusion of the General Meeting of Shareholders for the fiscal year in which, 30th anniversary of the date of issue shall occur; provided, however, that in case any of the following events occurs with respect to the Redeemable Shares for which the Company is required to make redemption by the redemption date, the redemption date shall be extended until termination of such cause:

(1)	In case the prescribed dividend has not been paid with respect to the Redeemable Shares; or

(2)	In case the Company is unable to make redemption by the redemption date, due to lack of profits.

4.	The Redeemable Shares may be redeemed in whole or in part; provided, however, that in the event where the Company redeems only a part of the Redeemable Shares outstanding, such redemption shall be made by lot or in proportion to the number of Redeemable Shares held by each shareholder. Fractional shares arising out of such calculation shall be deemed not to be subject to redemption.

5.	If the Company intends to redeem the Redeemable Shares pursuant to Paragraph 4 above, the Company shall notify its acquisition of the shares subject to redemption to the shareholders and the right holders listed in the shareholders registry two (2) weeks prior to the date of such acquisition; provided, however, that such notice may be replaced by a public announcement.

6.	If the Company intends to issue the Redeemable Shares, the Company may issue such shares as the Convertible Shares set forth in Article 11, by a resolution of the Board of Directors.

Article 13.	Preemptive Right

1.	All shareholders of the Company shall have the preemptive right to subscribe for any new shares to be issued by the Company in proportion to their respective shareholdings.

2.	Notwithstanding Paragraph 1 above, new shares may be additionally issued to persons other than the shareholders of the Company by the resolution of the Board of Directors in any of the following cases:

(1)	In case the Company issues new shares within fifty percent (50%) of total number of issued and outstanding shares of the Company in the form of a capital increase through an ordinary public offering, pursuant to the relevant provisions of the Financial Investment Services and Capital Markets Act and other relevant laws;

(2)	In case the Company issues new shares to the member of Employee Stock Ownership Association of the Company as a matter of priority, in accordance with the relevant provisions of the Financial Investment Services and Capital Markets Act and other relevant laws;

(3)	In case the Company issues new shares by the exercise of a stock option in accordance with the relevant provisions of the Commercial Code and other relevant laws;

(4)	In case the Company issues new shares within fifty percent (50%) of total number of issued and outstanding shares of the Company, pursuant to issuance of a depository receipt, in accordance with the relevant provisions of the Financial Investment Services and Capital Markets Act and other relevant laws;

(5)	In case the Company issues new shares to foreign or domestic financial institutions or investors within fifty percent (50%) of total number of its issued and outstanding shares for the purposes of managerial requirements of the Company; and

(6)	In case the Company issues new shares for the purpose of introducing advanced financial technology and knowhow, or improving financial structure or financial procurement of the Company or its Subsidiaries, strategic business cooperation and other necessity for the management of the Company, or to a third person who is in close business cooperation or has contributed to the management of the Company, within fifty percent (50%) of total number of its issued and outstanding shares.

3.	In case of issuing new shares in the manner described in Paragraph 2 above, the class, number and issue price thereof shall be determined by a resolution of the Board of Directors.

4.	If a shareholder(s) waives or forfeits his/her preemptive rights to subscribe for new shares or any fractional shares are made in the course of allotting new shares, the dealing with such new shares or fractional shares shall be made in such manner as set forth in Article 165-6(2) of the Financial Investment Services and Capital Markets Act ; provided that such dealing can be determined by a resolution of the Board of Directors if permitted by the laws.

5.	If new shares are issued to persons other than the shareholders of the Company pursuant to Paragraph 2 above, the Company must notify or publicly announce to the shareholders of the items prescribed by Items 1, 2, 2-2, 3, and 4 of Article 416 of the Commercial Code at least two weeks prior to the date of payment, except a case set forth in Article 165-9 of the Financial Investment Services and Capital Markets Act.

Article 14.	Stock Option

1.	The Company may grant to its officers and employees (including the officers and employees of its affiliates set forth in Article 30 of the Enforcement Decree of the Commercial Code; hereinafter the same shall apply in this Article) stock options provided for in the Commercial Code and other relevant laws, within ten percent (10%) of the total number of issued and outstanding shares of the Company, by a special resolution at the General Meeting of Shareholders; provided, however, that the Company may grant to persons other than the directors of the Company, by a resolution of the Board of Directors, such stock options within one percent (1%) of the total number of issued and outstanding shares of the Company, in this case, the Company shall obtain the approval thereon at the General Meeting of Shareholders firstly held after the date on which such stock options are granted.

2.	The persons who are eligible for the stock options shall be the officers and employees of Paragraph 1 above who have contributed, or have the ability to contribute, to the establishment, management or technological innovation of the Company, except any of the following persons:

(1)	The largest shareholder of the Company (as defined in the provisions of Article 542-8(2)5 of the Commercial Code; hereinafter the same shall apply) and specially related persons thereof (as defined in the provisions of Article 13(4) of the Enforcement Decree of the Commercial Code; hereinafter the same shall apply), except for such persons who have fallen under the category of specially related persons by becoming officers of the Company (including the officers who are non-standing officers of the affiliates);

(2)	Major shareholders of the Company (as defined in the provisions of Article 542-8(2)6 of the Commercial Code; the same shall apply hereinafter) and specially related persons thereof, except such persons who have fallen under the category of specially related persons by becoming officers of the Company (including the officers who are non-standing officers of the affiliates); and

(3)	The persons who become major shareholders by the exercise of stock options.

3.	The shares to be delivered as a result of the exercise of stock options (or, if the difference between the share price at which such stock options are exercised and the market value of the relevant share is paid in cash, the share on the basis of which such difference is calculated) shall be non-bearer common shares or non-bearer class shares.

4.	The total number of shares issued and to be issued upon exercise of stock options granted to each officer or employee shall not exceed one percent (1%) of the total number of issued and outstanding shares.

5.	The stock option exercise price per share shall be determined as provided for in the relevant laws and regulations such as the Commercial Code. This shall also apply as to exercise price adjustments made subsequent to granting of the stock option.

6.	Stock options granted hereunder may be exercised within such period as set forth by a resolution of the General Meeting of Shareholders or the Board of Directors, which shall not exceed eight (8) years from the date after two (2) years have elapsed from the date when the resolution mentioned in Paragraph 1 above is adopted.

7.	Any grantee of the stock option may exercise his/her stock option only after having served the Company for two (2) years or more from the date when the resolution of in the foregoing Paragraph 1 has been adopted; provided, however, that in case a grantee of the stock option dies, or retires or resigns for any reason which is not attributable to such grantee within two (2) years from the date of the above mentioned resolution, the grantee may exercise the stock option within the exercise period.

8.	The Company may grant stock options subject to obtaining expected results. If such results are not obtained, the exercise of stock options may be delayed or cancelled in whole or part.

9.	The grant of the stock option may be revoked by a resolution of the Board of Directors in any of following cases:

(1)	When a relevant person who has been granted the stock option voluntarily resigns or retires from his/her office after being granted the stock option;

(2)	When a relevant person who has been granted the stock option intentionally or negligently inflicts a material damage or loss to the Company;

(3)	When the Company is unable to honor the exercise of stock options for reasons such as the Company’s bankruptcy or dissolution;

(4)	When a supervisory authority recommends a dismissal or requests a disciplinary action under the relevant laws with respect to a relevant person who has been granted the stock option; or

(5)	When any of the causes for cancellation as specified in the stock option contract entered into with the stock option grantee is triggered.

Article 15.	Record Date for Calculating the Dividend for New Shares

When the Company issues new shares for the capital increase with or without consideration or as dividend or by exercise of stock option, it shall be deemed that the new shares have been issued at the end of the fiscal year immediately preceding the fiscal year in which such new shares are issued for the payment of dividends for the new shares.

Article 16.	Transfer Agent

1.	The Company shall appoint a transfer agent for shares.

2.	Any transfer agent, its place of business, and the scope of its agency services shall be determined by the resolution of the Board of Directors.

3.	The Company shall place the shareholders registry or copy thereof at the office of the transfer agent, and shall cause the transfer agent to handle the procedures relating to alteration of entries in the shareholders registry, registration or deregistration of pledges, indication or cancellation of trust assets, issuance of share certificates, receipt of relevant reports or other procedures related to the stock of the Company.

4.	The procedures for matters provided for under Paragraph 3 shall be subject to the Regulations on Transfer Agent Business of Securities.

Article 17.	Report of Address, Name and Seal Impression or Signature of Shareholders

1.	Shareholders and registered pledgees shall report to the office of transfer agent of Article 16 their names, addresses and seal impressions or signatures.

2.	The shareholders and registered pledgees who reside in a foreign country shall designate an agent in Korea and report to the Company thereon together with an address in Korea where notices are to be given.

3.	The same reporting requirements shall apply to any changes in the matters referred to in Paragraphs 1 and 2 above.

Article 18.	Suspension of Altering Entries in the Shareholders Registry and Record Date

1.	The Company shall suspend making alteration of entries in the shareholders registry with respect to the rights from January 1 of each year to January 15 of the same year.

2.	The Company shall entitle the shareholders whose names appear in the shareholders registry as of the last day of each year to exercise respective rights at the ordinary General Meeting of Shareholders for the relevant fiscal period.

3.	The Company may suspend alterations of the shareholders registry with respect to the rights of shareholders through a Board of Directors resolution, for a specified period of time not exceeding three (3) months, or designate the shareholders listed in the shareholders registry on the date designated by a Board of Directors resolution as the shareholders who will exercise the rights, when calling an extraordinary General Meeting of Shareholders or otherwise necessary. In this case, if deemed necessary, both the suspension on alteration of the shareholders registry and setting of the record date shall be determined at the discretion of the Board of Directors of the Company. The Company shall make a public notice thereof two (2) weeks prior to the day of extraordinary General Meeting of Shareholders.

4.	Notwithstanding the latter part of Paragraph 3 above, the public notice may be subject to the Financial Holding Company Act or other relevant laws if otherwise set forth therein.

CHAPTER III.

BONDS

Article 19.	Issuance of Bonds

1.	The Company may issue bonds through a resolution of the Board of Directors.

2.	The Board of Directors may determine the amount and type of bonds and delegate to the representative director the authority to cause the issuance of such bonds within a one (1) year period.

Article 19-2.	Issuance of Convertible Bonds

1.	The Company may issue convertible bonds to persons other than shareholders through the Board of Directors resolution in the following cases, provided that the aggregate face value of the convertible bonds so issued shall not exceed five hundred billion (500,000,000,000) won.

(1)	Issuance of convertible bonds by means of a public offering.

(2)	Issuance of convertible bonds to foreign or domestic financial institutions or investors for the purposes of managerial requirements of the Company.

(3)	Issuance of convertible bonds for the purpose of introducing advanced financial technology and knowhow, or improving financial structure or financial procurement of the Company or its Subsidiaries, strategic business cooperation and other necessity for the management of the Company, or to a third person who is in close business cooperation or has contributed to the management of the Company.

(4)	Issuance of convertible bonds overseas pursuant to the relevant provisions of the Financial Investment Services and Capital Markets Act.

2.	The Board of Directors may issue the convertible bonds mentioned in Paragraph 1 above with a condition permitting the conversion right only to a part of such convertible bonds.

3.	The shares to be issued upon conversion shall be common stock or class stock and the conversion price shall be determined by the Board of Directors at the time of the issuance of the convertible bonds, but in any event, not less than the face value of the shares.

4.	The period in which the conversion right may be exercised shall commence on the date when three (3) months has elapsed from the date of the issuance of the convertible bonds and end on the date immediately preceding the maturity date thereof; provided, however, that the exercise period for such convertible bonds may be adjusted by the resolution of the Board of Directors within the above period.

5.	Article 15 hereof shall apply as to the payment of the interests on the convertible bonds and distribution of dividends for the shares issued upon the conversion of the convertible bonds.

Article 20.	Issuance of Bonds with Warrants

1.	The Company may issue bonds with warrants to persons other than shareholders in the following cases, through a Board of Directors’ resolution, provided that the aggregate face value of the bonds with warrants so issued shall not exceed five hundred billion (500,000,000,000) won.

(1)	Where the bonds with warrants are issued by means of a public offering.

(2)	Where the bonds with warrants are issued to a third person due to managerial necessities of the Company.

(3)	Where the bonds with warrants are issued for the purpose of introducing advanced financial technology and knowhow, or improving financial structure or financial procurement of the Company or its Subsidiaries, strategic business cooperation and other necessity for the management of the Company, or to a third person who is in close business cooperation or has contributed to the management of the Company.

(4)	Where the bonds with warrants are issued overseas pursuant to the relevant provisions of the Financial Investment Services and Capital Markets Act.

2.	The issue price of new shares which may be subscribed by holders of the bonds with warrants shall be determined by the Board of Directors; provided, however, that the aggregate amount of such issue price shall not exceed the aggregate face value of the bonds with warrants.

3.	The shares to be issued upon exercise of warrants shall be common stock or class stock and the issue price shall be determined by the Board of Directors at the time of the issuance of the relevant bonds with warrants, but in any event, not less than the face value of the shares.

4.	The period in which the warrant may be exercised shall commence on the date when three (3) months has elapsed from the date of the issuance of the bonds with warrants and end on the date immediately preceding the maturity date thereof; provided, however, that the exercise period for such bonds with warrants may be adjusted by the resolution of the Board of Directors within the above period.

5.	Article 15 hereof shall apply as to the payment of dividends on shares issued upon exercise of warrants.

Article 21.	Application of Provisions

Articles 16 and 17 hereof shall apply to the issuance of bonds.

CHAPTER IV.

GENERAL MEETING OF SHAREHOLDERS

Article 22.	Timing for Convening of General Meeting of Shareholders

1.	The General Meeting of Shareholders of the Company shall consist of an ordinary General Meeting of Shareholders and an extraordinary General Meeting of Shareholders.

2.	An ordinary General Meeting of Shareholders shall be held within three (3) months after the end of each fiscal year and an extraordinary General Meeting of Shareholders may be convened at any time as necessary.

Article 23.	Persons Authorized to Convene Meetings

1.	Except as otherwise required by applicable laws and regulations, the General Meeting of Shareholders shall be convened by the representative director in accordance with the resolution of the Board of Directors.

2.	In the absence of the representative director, the provisions of Paragraph 2 of Article 40 herein shall apply.

Article 24.	Personal or Public Notice of Convening a Meeting

1.	When a General Meeting of Shareholders is to be called, a written notice or electronic mail notice stating the date, place of the meeting and the purpose for which the meeting has been called, shall be sent to each of the shareholders two (2) weeks prior to the date of the meeting.

2.	With respect to shareholders with one percent (1%) or less of the total number of issued and outstanding shares, the notice under Paragraph 1 may be substituted by two (2) or more public notices stating the convocation of the meeting and the purpose for which the meeting has been called, in the “Kwangju Ilbo” and the “Maeil Kyungjae”, or by notification on the electronic disclosure system operated by the Financial Supervisory Services or the Korea Exchange.

3.	Notwithstanding Paragraphs 1 and 2 above, the convocation notice may be subject to the Financial Holding Company Act or other relevant laws if otherwise set forth therein.

Article 25.	Place of Convening a General Meeting of Shareholders

The General Meeting of Shareholders shall be held in the place where the head office of the company is located and may also be held in any other adjacent place or Seoul whenever circumstances require.

Article 26.	Chairman of the General Meeting of Shareholders

The chairman of the General Meeting of Shareholders shall be the person authorized to convene the meeting pursuant to Article 23.

Article 27.	Maintenance of Order

1.	The chairman of the General Meeting of Shareholders may order a person causing material disruption at a meeting by a behavior or speech conducted with an intent to disturb the proceedings of such meeting, to cease or desist from such behavior or speech, or to leave the place where the meeting is being held.

2.	If necessary in order to proceed a meeting in an orderly manner, the chairman of the General Meeting of Shareholders may restrict the time and frequency of a shareholder’s speech.

Article 28.	Voting Right of Shareholders

Each shareholder shall have one (1) vote for each share of stock owned.

Article 29.	Disparate Exercise of Voting Right

1.	In case where a shareholder holding two (2) or more votes wishes to exercise his voting rights disparately, the shareholder shall notify the Company, in writing or by electronic mail, of such intention and the reason therefor three (3) days prior to the date set for the General Meeting of Shareholders.

2.	The Company may reject to approve the disparate exercise of voting rights mentioned above unless the shareholder acquires the shares as a trustee or otherwise holds the shares for and on behalf of other persons.

Article 30.	Proxy Voting

1.	Any shareholder may exercise his/her voting right by proxy.

2.	The proxy referred to in Paragraph 1 above shall submit a document evidencing the authority to act as a proxy (power of attorney) no later than the beginning of each General Meeting of Shareholders.

Article 31.	Adoption of Resolutions of the General Meeting of Shareholders

Except as otherwise provided by any applicable laws and regulations, all resolutions of the General Meeting of Shareholders shall be adopted by an affirmative vote of a majority of the voting rights of the shareholders present at the General Meeting of Shareholders and, at the same time, one-fourth (1/4) or more of the total number of all issued and outstanding shares of the Company.

Article 32.	Exercise of Voting Rights in Writing

1.	If the Board of Directors determines to allow the voting rights of the shareholders to be exercised in writing at the meeting of the Board of Directors held for the resolution of convening the General Meeting of Shareholders, the shareholders may exercise their voting rights in writing without attending the General Meeting of Shareholders.

2.	In case of Paragraph 1 above, the Company shall send the documents and reference materials necessary for the exercise of the voting rights in writing together with the notice of convening the General Meeting of Shareholders.

3.	Any shareholder wishing to exercise the voting rights in writing must complete the documents mentioned in Paragraph 2 above and submit the same to the Company on or prior to the date immediately preceding the date of the meeting.

Article 33.	Minutes of General Meeting of Shareholders

The substance of the proceedings of a General Meeting of Shareholders and the results thereof shall be recorded in minutes, which shall bear seal impressions or signatures of the chairman and the directors present at the meeting, and shall be kept at the head office and branch offices of the Company.

CHAPTER V.

DIRECTORS AND BOARD OF DIRECTORS

Article 34.	Number of Directors

1.	The Company shall have fifteen (15) or less directors.

2.	The number of the outside directors of the Company shall be at least three (3) and shall constitute more than one half (1/2) of the total number of directors.

Article 35.	Election of Directors

1.	The directors of the Company shall be elected at the General Meeting of Shareholders.

2.	The outside directors of the Company shall be elected at the General Meeting of Shareholders after being recommended by the Recommendation Committee for Outside Director Candidates to be established under Article 45.

Article 36.	Qualifications of Outside Directors

1.	A person falling under any of the subparagraphs below may not become an outside director of the Company. A person who comes to fall under any of the below after becoming an outside director shall lose his position as an outside director.

(1)	A person falling under any of the subparagraphs under Article 40, Paragraph 4 of the Financial Holding Companies Act, or a person who is not eligible to be an outside director as set forth in other relevant laws.

(2)	A person who is an outside director, non-standing director, or non-standing statutory auditor of a financial company that is not an affiliate of the Company.

2.	The Company shall appoint as its outside directors persons with expert knowledge or ample work experience in relevant fields such as finance, economics, management, law, accounting, and media, and who fall under any of the subparagraphs below; provided, however, that this shall not apply to persons who are appointed as outside directors after being recommended as such pursuant to the second sentence of Article 542-8, Paragraph 5 of the Commercial Code.

(1)	Professional manager (an officer (or a higher position) of a company that is subject to an external audit under the Act on External Audit of Stock Companies or a comparable foreign statute, or a person occupying or who had occupied a comparable position).

(2)	An attorney-at-law or a certified public accountant with at least five (5) years of work experience in his relevant field.

(3)	A person with at least a masters degree in the areas of finance, economics, management, law, or accounting, and who has at least five (5) years of work experience as a researcher (or a higher position) or full-time lecturer (or a higher position) in his relevant field at a research organization or university, respectively.

(4)	A person with at least ten (10) years of work experience at a financial company.

(5)	An officer with at least five (5) years of work experience in finance or accounting matters at a “listed company” under the Financial Investment Services and Capital Markets Act or an officer or employee with at least ten (10) years of work experience at a “listed company”.

(6)	A person with at least five (5) years of work experience in finance or accounting matters or in overseeing such matters at a central government agency, local government agency, “public agency” as defined under the Act on the Management of Public Agencies, Financial Supervisory Service, Korea Exchange under the Financial Investment Services and Capital Markets Act, or an “agency related to the financial investment business” (excluding organizations related financial investment) under Article 9, Paragraph 17 of the Financial Investment Services and Capital Markets Act.

(7)	A person with at least five (5) years of work experience in finance or accounting matters at an “investigating agency” (including comparable foreign financial agencies) under Article 38 of the Act on the Establishment, etc. of Financial Services Commission.

(8)	A person with expert knowledge or ample work experience who is recognized by the Board of Directors or the Recommendation Committee for Outside Director Candidates to fall under any of subparagraphs (1) to (7) above.

Article 37.	Term of Directors

1.	The term of office of a director shall be up to three (3) years as determined at the General Meeting of Shareholders, and such director may be reelected.

2.	If the term of office provided in Paragraph 1 or 4 expires after the end of a fiscal year but before the annual general meeting of the shareholders convened in respect of such fiscal year, the term of office shall be extended up to the close of such annual general meeting of the shareholders.

3.	The term of office of a director shall commence on the date when such director has been elected unless otherwise determined at the General Meeting of Shareholders.

4.	Notwithstanding the Paragraph 1 above, the term of office of an outside director shall be up to two (2) years, but may be reelected for one (1) year terms.

5.	An outside director shall not serve continuously in excess of five (5) years, except for the extension pursuant to Paragraph 2.

6.	If an outside director is reelected within two (2) years after the expiration of term of office of the outside director, he/she shall be deemed to be reelected consecutively.

7.	The term of office of the outside director referred to in Paragraph 5 above shall include the term of office when he/she has served as an outside director of Subsidiaries (only a person who is appointed as the outside director of the Company within two (2) years after the resignation from the office of outside director of Subsidiaries). In this case, such term of office of the outside director shall not include the term of office when he/she has served as an outside director of company, which is not an affiliate, but shall include the term of office when he/she has served as an outside director of Subsidiaries that were incorporated into the Company at the time of receipt of license pursuant to Article 3 of the Financial Holding Companies Act.

Article 38.	Election of Directors for Vacancy

1.	A vacancy in the office of director shall be filled by election at the General Meeting of Shareholders, provided that this shall not apply where the number of directors required under Article 34 is maintained and there is no impediment to the conduct of Company affairs.

2.	In case of any vacancy in the office of an outside director due to resignation or death, resulting in the number of directors falling below the mandatory number required under Article 34, the required number shall be caused to be filled at the first General Meeting of Shareholders that follows the occurrence of such cause.

3.	The term of office of the director elected for a vacancy pursuant to Paragraph 1 or 2 above shall commence on the date when such director has been elected.

Article 39.	Election of Representative Director

The Company may appoint one (1) representative director who is also the chairman of the Company by the resolution of the Board of Directors.

Article 40.	Duties of Directors

1.	The representative director shall represent the Company, administer the affairs of the Company as determined by the resolutions of the Board of Directors and be in charge of the management of any and all businesses of the Company in accordance with the directions resolved by the Board of Directors.

2.	Directors, who are not outside directors, shall assist the representative director, and perform their respective duties as may be delegated to them by the representative director. In the absence of the representative director, a director designated according to an order determined by the Board of Directors shall act as the representative director.

Article 41.	Obligations of Directors

1.	Directors shall attend the meeting of the Board of Directors and shall faithfully perform their respective duties for the Company in accordance with the laws and these Articles of Incorporation. Directors shall not divulge any trade secret obtained by them in the course of performance of their duties during their service period and after their resignation.

2.	If any director learns of any situation that is likely to cause a material damage or loss to the Company, such director shall promptly inform the Audit Committee thereof.

Article 42.	Organization of Board of Directors and Convocation of Meeting

1.	The Board of Directors shall consist of directors and shall determine the substantial business issues of the Company.

2.	The chairman of the Board of Directors shall be elected annually from among the directors by a resolution of the Board of Directors. In the event the elected chairman is not an outside director, a person representing the outside directors (the “Senior Outside Director”) shall be separately elected.

3.	The meeting of Board of Directors shall consist of an ordinary meeting of the Board of Directors or an extraordinary meeting of the Board of Directors. An ordinary meeting of the Board of Directors shall be held once in a quarter and an extraordinary meeting of the Board of Directors may be convened at any time as deemed necessary.

4.	The chairman of the Board of Directors shall convene all meetings of the Board of Directors by giving notice thereof to each director one (1) week prior to the date set for each meeting. If the chairman of the Board of Directors is absent or unable to execute his/her duties, other director designated by the Board of Directors shall act as the chairman to convene and notify the meeting of the Board of Directors. However, such period for the notice on the convening of the board of directors shall be reduced in an urgent situation and the meeting of the Board of Directors may be called without the convening procedures when there is unanimous consent from all members of the Board of Directors.

5.	Matters to be resolved by the Board of Directors and other detailed matters on operation of the Board of Directors shall be determined by the resolutions of the Board of Directors.

Article 43.	Adoption of Resolution of the Board of Directors

1.	Unless otherwise provided in the laws and regulations, the resolution by the Board of Directors shall be adopted by an affirmative vote of a majority of the directors in office.

2.	The Board of Directors may permit some or all of its members not to attend a meeting of the Board of Directors in person, and may permit all directors to make their resolutions by means of a communications device which is able to remotely transmit and receive sounds. In such case, the relevant director shall be deemed to have been present at such meeting in person.

3.	A person having a special interest in the resolution of the Board of Directors may not exercise his/her voting right.

Article 44.	Minutes of Meetings of the Board of Directors

1.	The Board of Directors shall prepare the minutes of its meetings.

2.	The minutes of the Board of Directors’ meetings shall record the agenda, procedures and results of the meeting, and the names of persons opposed to the resolution and the reasons for their opposition, and shall bear the seal impressions or signatures of the directors present at the meeting.

Article 45.	Committees

1.	The Company may establish any of the following committees within the Board of Directors for the purpose of smooth operation and efficient management of the Board of Directors, and may establish any temporary committee when deemed necessary:

(1)	Management Committee

(2)	Audit Committee

(3)	Recommendation Committee for Outside Director Candidates

(4)	Risk Management Committee

(5)	Business Development and Compensation Committee

(6)	Recommendation Committee for Audit Committee Member Candidate

2.	Any details relating to the organization, authority and management of each committee shall be determined by resolutions of the Board of Directors.

3.	Articles 42(4), 43 and 44 shall apply with regards to the committees.

Article 46.	Remuneration and Severance Pay of Directors

The remuneration and severance pay of directors shall be determined by the resolution of the General Meeting of Shareholders.

Article 47.	Advisers

The Company shall have a few of advisers, honorary directors and consultants as appointed by the resolution of the Board of Directors.

CHAPTER VI.

AUDIT COMMITTEE

Article 48.	Organization of Audit Committee

1.	In place of the statutory auditor, the Company shall establish the Audit Committee as provided in the Financial Holding Company Act and other relevant laws.

2.	The members of the Audit Committee shall be elected, by the General Meeting of Shareholders, among the directors, who are recommended by Recommendation Committee for Audit Committee Member Candidate.

3.	The Audit Committee shall be consisting of three (3) directors or more, provided that two thirds (2/3) or more of the members of the Audit Committee shall be outside directors. Any member, who is not an outside director, shall satisfy the requirements set forth in Article 41(3) of the Financial Holding Company Act.

4.	The member of the Audit Committee shall be a person who has any of the following qualifications, and at least one member shall be a person specialized in accounting or finance as set forth in the relevant laws:

(1)	An attorney-at-law or a certified public accountant with at least five (5) years of work experience in his relevant field.

(2)	A person with at least a masters degree in the areas of law or business management, and who has at least five (5) years of work experience as a researcher (or a higher position) or full-time lecturer (or a higher position) in a field related to finance and accounting at a research organization or university, respectively.

(3)	A person with at least ten (10) years of work experience at an organization related to financial service, and who is recognized to have special knowledge in accounting, internal control, audit, IT, etc.

(4)	An officer with at least five (5) years of work experience at a “listed company” or employee with at least ten (10) years of work experience at a “listed company”, and who is recognized to have expert and practical knowledge in economy, business management, law, accounting, etc.

(5)	A person who is recognized by the Board of Directors or the Recommendation Committee for Audit Committee Member Candidate to have qualification equivalent to any of foregoing.

5.	The Audit Committee shall elect the representative among outside directors by its resolution.

6.	In case where the number of Audit Committee members does not meet the requirement under Paragraph 3 above due to resignation or death of a member, the requirement shall be caused to be satisfied at the first General Meeting of Shareholders that is convened after occurrence of such cause.

7.	Voting rights of shareholders shall be limited with respect to the appointment of members of the Audit Committee as set forth in the relevant laws.

Article 49.	Duties of Audit Committee

1.	The Audit Committee shall audit the accounting records and business activities of the Company, and may request the directors to make a report on the Company’s business or inspect that Company’s operations and status of assets.

2.	The Audit Committee shall inspect the matters listed in the agenda of, and documents submitted to, a General Meeting of Shareholders and shall express its opinion whether there exists any event violating laws or these Articles of Incorporation or any noticeable irregularity.

3.	If deemed necessary, the Audit Committee may request the convocation of a meeting of the Board of Directors by submitting to the chairman of the Board of Directors a written request containing the purpose of the meeting and the reason for such request.

4.	If the chairman of the Board of Directors does not convene a meeting of the Board of Directors without delay following the Audit Committee’s request pursuant to Paragraph 3 above, the Audit Committee may directly convene a meeting of the Board of Directors.

5.	The Audit Committee may request to call an extraordinary General Meeting of Shareholders by submitting to the Board of Directors a document containing the purposes and reasons for which such meeting is to be called.

6.	The Audit Committee may request a report of business from a subsidiary if it deems such report necessary for performance of its duties. In the event the subsidiary fails to report without delay or it is necessary to confirm the contents of the report, the Audit Committee may inspect the affairs and financial status of the subsidiary.

7.	The Audit Committee shall approve the election of an external auditor.

8.	The Audit Committee shall manage other matters as authorized by the Board of Directors to do so in addition to the duties provided in Paragraphs 1 to 7 above.

9.	The Board of Directors may not vote on a matter that has already been resolved by the Audit Committee.

10.	The Audit Committee may seek assistance from the experts at the expense of the Company.

Article 50.	Audit Book

The Audit Committee shall prepare an audit book regarding the audit, and record the proceedings of audits and the results thereof in such audit book, which shall bear the seal impressions and signatures of the members of the Audit Committee who have conducted the audit recorded therein.

CHAPTER VII.

ACCOUNTING

Article 51.	Fiscal Year

The fiscal year of the Company shall commence on January 1 of each year and shall end on December 31 of the same year.

Article 52.	Preparation and Keeping of Financial Statements and Business Report

1.	The representative director of the Company shall prepare and submit to the Audit Committee for audit six (6) weeks prior to the date of each ordinary General Meeting of Shareholders the following documents, supplements thereof and business report, and then submit each of following documents and the business report to the ordinary General Meeting of Shareholders;

(1)	A balance sheet (statement of financial position set forth in Article 1-2 of the Act on External Audit of Stock Companies);

(2)	An income statement;

(3)	Consolidated financial statements; and

(4)	Documents determined by the Enforcement Decree of the Commercial Code to indicate the financial status and operational results of the Company.

2.	The Audit Committee shall submit to the representative director of the Company an auditor’s report not later than one (1) week before the Ordinary General Meeting of Shareholders.

3.	The representative director shall keep each document referred to in Paragraph 1 above, supplements thereof, the business report of the Company and the auditor’s report of the Company at the head office of the Company for five (5) years, and certified copies of such documents at the branch offices of the Company for three (3) years, beginning one (1) week prior to the day set for the ordinary General Meeting of Shareholders.

4.	Upon the approval of each document referred to in Paragraph 1 above at the General Meeting of Shareholders, the representative director shall immediately give a public notice of the balance sheet (statement of financial position set forth in Article 1-2 of the Act on External Audit of Stock Companies), the statement of income, the documents determined by the Financial Services Commission from among the consolidated financial statements under the Act on External Audit of Stock Companies, and the audit opinion of external auditor. In such case, notwithstanding Article 4 above, the public notice may be given by means of an electronic document as provided for under Article 55-2 of the Financial Holding Company Act.

Article 53.	Appointment of External Auditor

The Company shall appoint, by obtaining the approval of the Audit Committee, an external auditor. The Company shall report such appointment to ordinary General Meeting of Shareholders convened in the fiscal year when such appointment is made, or notify, in writing or by electronic document, such appointment to the shareholders whose names are appeared on the shareholders’ register as of the recent record date for closure of shareholders registry, or by post such appointment on the internet website of the Company until the end of the fiscal year subject to audit.

Article 54.	Disposition of Profits

The Company shall dispose of retained earnings before appropriation for each fiscal year as follows:

1.	Legal reserve;

2.	Other statutory reserve;

3.	Dividends;

4.	Voluntary reserve; and

5.	Other appropriations of retained earnings.

Article 55.	Payment of Dividends

1.	Dividends may be paid in cash or shares.

2.	In case of stock dividends, if the Company has issued several classes of shares, different classes of shares may be allotted by resolution of the General Meeting of Shareholders.

3.	Dividends referred to in Paragraph 1 above shall be paid to the shareholders or registered pledgees who have been entered into the shareholders registry as of the end of each fiscal year.

Article 56.	Quarterly Dividends

1.	The Company may pay dividends to the shareholders or registered pledgees whose names appear or are duly registered on the shareholders register as of such date as set forth by the resolution of the Board of Directors.

2.	Quarterly dividends under Paragraph 1 above shall be paid pursuant to a resolution of the Board of Directors, which resolution shall be made within forty five (45) days after the record date under Paragraph 1.

3.	Quarterly dividends shall be limited to the amount obtained by subtracting the following amounts from the net asset amount under the balance sheet for the immediately preceding fiscal year:

(1)	Amount of capital for the immediately preceding fiscal year;

(2)	Total amount of capital reserves and legal reserves reserved up to the immediately preceding fiscal year;

(3)	Unrealized profits as defined by the Enforcement Decree of the Commercial Code;

(4)	The amount of dividends resolved to be distributed at the Ordinary General Meeting of Shareholders for the immediately preceding fiscal year;

(5)	The amount of voluntary reserve reserved for specific purpose pursuant to a provision of the Articles of Incorporation or a resolution of the General Meeting of Shareholders, up to the immediately preceding fiscal year;

(6)	Legal reserve to be reserved for the relevant fiscal year pursuant to the quarterly dividends; and

(7)	Sum of quarterly dividends if paid in the fiscal year concerned.

4.	In the event where new shares are issued after the commencement date of the fiscal year and on or before the record date under Paragraph 1 (including by capitalization of reserve, stock dividends, claim for conversion of convertible bonds, exercise of warrant under bonds with warrants, and exercise of stock option), the relevant new shares shall be deemed to have been issued at the end of the immediately preceding fiscal year for the purpose of quarterly dividends.

5.	In making a quarterly dividend payment, the same dividend ratio as common shares shall apply with respect to the non-voting preferred shares; provided that it shall be subject to the different provisions that are otherwise determined by the Board of Directors at the time of issuance of the non-voting preferred shares, if any.

Article 57.	Expiration of Claims of Dividends

1.	Any claim for dividend payment shall expire unless it is exercised within five (5) years.

2.	Any dividends not timely claimed within the period provided in Paragraph 1 above shall revert to the Company.

Article 58.	Supplementary Provision

All matters not specifically provided for herein shall be determined in accordance with the resolutions of the Board of Directors or the General Meeting of Shareholders, or pursuant to the Commercial Code and other relevant laws and regulations.

ADDENDA

Article 1.	Effective Date

These Articles of Incorporation shall become effective as of the registration date of incorporation.

Article 2.	Initial Fiscal Year after the Incorporation

Notwithstanding Article 51 hereof, the initial fiscal year of the Company after the incorporation shall begin on the date of incorporation and end on December 31, 2014.

Article 3.	Initial Transfer Agent after the Incorporation

The initial transfer agent of the Company after the incorporation shall be the Korea Securities Depository.

Article 4.	Incorporation of Company by Spin-off

The Company is established by way of spin-off from Woori Finance Holdings Co., Ltd. The assets to be transferred to the Company, the value of such assets, and the class and number of shares in exchange of such assets are set forth in the spin-off plan approved at the General Meeting of Shareholders of Woori Finance Holdings Co., Ltd. held on January 28, 2014.

Article 5.	Appointment of Initial Director and Representative Director after the Incorporation

Notwithstanding Articles 35 and 39 hereof, the initial director and representative director of the Company after the incorporation shall be appointed in accordance with the spin-off plan approved at the General Meeting of Shareholders of Woori Finance Holdings Co., Ltd. held on January 28, 2014.

Article 6.	Appointment of Initial Outside Director after the Incorporation

Notwithstanding Article 35(2) hereof, the initial outside director of the Company after the incorporation shall be appointed without recommendation of the Recommendation Committee for Outside Director Candidates and in accordance with the spin-off plan approved at the General Meeting of Shareholders of Woori Finance Holdings Co., Ltd. held on January 28, 2014.

Article 7.	Appointment of Initial Member of Audit Committee after the Incorporation

Notwithstanding Article 48(2) hereof, the initial member of Audit Committee of the Company after the incorporation shall be appointed without recommendation of the Audit Committee Member Candidate Recommendation Committee and in accordance with the spin-off plan approved at the General Meeting of Shareholders of Woori Finance Holdings Co., Ltd. held on January 28, 2014.

Article 8.	Remuneration and Severance Pay of Directors in Initial Fiscal Year after the Incorporation

Notwithstanding Article 46 hereof, the initial remuneration and severance pay of directors in initial fiscal year after the incorporation shall be determined by the resolution of the Board of Directors to be first held after the incorporation, to the extent not exceeding 1,500,000,000 won.

Article 9.	Incorporator

The Company is established by way of spin-off from Woori Finance Holdings Co., Ltd. Therefore, there is no incorporator of the Company.

Article 10.	Establishment Expenses

The establishment expenses of the Company shall be the expenses related to the business of the Company from among the expenses incurred for spin-off procedure set forth in Article 4 of Addenda (any expenses incurred for spin-off procedure, with respect to which it is difficult to determine whether such expenses are related to the business of the Company, shall be allocated to Woori Finance Holdings Co., Ltd., KNB Financial Group Co., Ltd. (another company to be incorporated from the same spin-off) and the Company in proportion to the share allotment ratio of each company, and the expenses allocated to the Company thereunder shall be deemed as the expenses related to the business of the Company). The Company shall pay the establishment expenses of the Company to the extent not exceeding 350,000,000 won.

In order to incorporate KJB Financial Group Co., Ltd., I, the undersigned representative director of Woori Finance Holdings Co., Ltd. before spin-off, have prepared and signed these Articles of Incorporation on the 28th day of January, 2014.

Woori Finance Holdings Co., Ltd.

51, Sogong-ro (Hoehyun-dong 1-ga), Jung-gu, Seoul, Korea

Representative Director Soon Woo Lee (Seal)

[Attachment 4] Articles of Incorporation of KNB Financial Group Co., Ltd.

ARTICLES OF INCORPORATION

OF

KNB FINANCIAL GROUP CO., LTD.

CHAPTER I.

GENERAL PROVISIONS

Article 1.	Company Name

The name of the Company shall be, in Korean, “Chusik Hoesa KNB Kumyoong Jijoo” and in English, “KNB Financial Group Co., Ltd.” (hereinafter referred to as the “Company”).

Article 2.	Business Purpose

The purposes of the Company are to engage in the following business activities:

1.	Assignment of business purpose and approval of business plan with respect to the Subsidiaries (as defined in the Financial Holding Companies Act, and including subsidiaries, sub-subsidiaries and companies controlled by sub-subsidiaries; hereinafter the same shall apply);

2.	Evaluation of operational achievements and determination of compensation with respect to the Subsidiaries;

3.	Determination of the corporate governance structure of the Subsidiaries;

4.	Inspection of the affairs and financial status of the Subsidiaries;

5.	Internal control and risk management of Subsidiaries;

6.	Funding of Subsidiaries;

7.	Capital investment in Subsidiaries or procurement of funds for funding of Subsidiaries;

8.	Provision of resources necessary for the business of Subsidiaries such as administrative support for the development and sale of joint products of Subsidiaries;

9.	Work commissioned by Subsidiaries to support their business such as computer systems, legal support, accounting, etc.;

10.	Provision of trademark, patent and other intellectual property rights to Subsidiaries;

11.	Other business activities as allowed by law; and

12.	Any and all businesses or activities incidental or related to each of the foregoing items.

Article 3.	Location of Head Office and Branches

1.	The head office of the Company shall be located in Changwon-si, Gyeongsangnam-do, Korea.

2.	The Company may establish branches, sub-offices, other business offices or local subsidiaries elsewhere within or outside Korea if necessary, by a resolution of the Board of Directors of the Company.

Article 4.	Method of Public Notice

Public notices by the Company shall be made on its website at http://www.knbfg.com, provided that if public notice on the website is not possible due to a systems failure or other unavoidable circumstance, public notices shall be made by publication in the “Kyungnam Shinmun”, newspaper of general circulation in Changwon-si, Korea, and the “Maeil Kyungjae”, newspaper of general circulation in Seoul, Korea.

CHAPTER II.

SHARES OF STOCK

Article 5.	Total Number of Authorized Shares

The total number of shares of stock which the Company is authorized to issue shall be five hundred million (500,000,000) shares.

Article 6.	Par Value

Any shares to be issued by the Company shall have a par value of five thousand (5,000) won.

Article 7.	Total Number of Shares to be Issued at the time of Incorporation

The total number of shares to be issued by the Company at the time of incorporation shall be seventy eight million and four hundred twenty thousand and nine hundred twelve (78,420,912) shares.

Article 8.	Class of Shares

1.	The shares to be issued by the Company shall be non-bearer common shares and non-bearer class shares, both of which shall be issued by a resolution of the Board of Directors of the Company.

2.	The class shares issued by the Company shall refer to shares with preferential right for distribution of profit or remaining assets, shares without voting rights, shares regarding conversion of stock (hereinafter referred to as the “Convertible Shares”), shares regarding redemption of stock (hereinafter referred to as the “Redeemable Shares”), or shares that combine all or part of the characteristics of the foregoing shares.

Article 9.	Types of Share Certificates

1.	Share certificates shall be issued by the Company in eight denominations of one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000).

2.	The Company may split or consolidate the share certificates at a request of shareholder.

3.	The Company may not issue the share certificates for all or part of shares held by a shareholder if reported by the shareholder.

Article 10.	Number and Description of Non-voting Preferred Shares

1.	The Company may issue the non-voting preferred shares. The number of the non-voting preferred shares shall be not more than one-half of the total number of issued and outstanding shares.

2.	The dividend ratio on the non-voting preferred shares shall be at least one percent (1%) of par value per annum, and the rate thereof shall be determined by the Board of Directors at the time of issuance. The Board of Directors shall also determine the type of distributable assets, determination method of value of distributable assets, condition of distribution of profits to the extent permitted by Articles 55 and 56 hereof; provided, however, that in case of issuance of the non-voting preferred shares, the dividend ratio of which may be adjusted, the Board of Directors shall determine the content of adjustment of dividend ratio, cause for adjustment, record date of adjustment, and method of adjustment, at the time of issuance.

3.	The non-voting preferred shares to be issued by the Company may be participating or non-participating, cumulative or non-cumulative, as determined by the Board of Directors.

4.	In the event where a resolution is adopted not to pay the prescribed dividend with respect to the non-voting preferred shares, the non-voting preferred shares shall be deemed to have voting rights from the General Meeting of Shareholders following the General Meeting of Shareholders where such resolution is adopted, until the conclusion of the General Meeting of Shareholders where a resolution for priority payment of dividend to the non-voting preferred shares is adopted.

5.	In the event where the Company issues new shares by way of capital increase for consideration or capital increase without consideration, the allocation of new shares with respect to the non-voting preferred shares shall be with common shares in case of a capital increase for consideration, or with the same shares in case of a capital increase without consideration.

6.	The time limitation of the non-voting preferred shares shall be determined by the Board of Directors. The expiration date of the non-voting preferred shares shall be determined by the Board of Directors at the time of issuance within the scope of one (1) to ten (10) years from the date of issuance, and the non-voting preferred shares shall be converted into common shares upon expiration; provided, however, that if the prescribed dividend has not been paid during the above period, the expiration date shall be extended until a prescribed dividend is paid. In such case, Article 15 shall apply with regards to the distribution of profits to shares issued pursuant to the conversion.

Article 11.	Convertible Shares

1.	If the Company intends to issue the shares with preferential right for distribution of profit, the Company may issue such shares as the Convertible Shares, a shareholder of which may request for conversion into common shares or class shares, by the resolution of the Board of Directors; provided, however, that the number of the Convertible Shares shall be not more than twenty percent (20%) of the total number of issued and outstanding shares.

2.	The issue price of new shares to be issued pursuant to the conversion shall be the same as that of the Convertible Shares, and the number of shares to be issued pursuant to the conversion shall be in the ratio of one share per one Convertible Share; provided, however, that the number of shares to be issued may be adjusted by an anti-dilution provision to be determined by the Board of Directors at the time of issuance, which determination shall take into consideration the customary and reasonable practice for preventing dilution of shareholders’ rights, within the scope of additional shares to be issued and the relevant laws and regulations.

3.	The conversion period shall be determined by a resolution of the Board of Directors, within the scope of one (1) to ten (10) years following the issuance date.

4.	The provisions of Article 15 shall apply with respect to the dividend on shares issued by conversion.

Article 12.	Redeemable Shares

1.	If the Company intends to issue the shares with preferential right for distribution of profit, the Company may issue such shares as the Redeemable Shares, which may be retired using the profits of the Company at the option of the Company or a shareholder.

2.	The redemption price of the Redeemable Shares shall be the issue price plus the premium, and the premium shall be determined by the Board of Directors at the time of issuance, with considering the dividend rate, market condition, and other circumstances related to the issuance of the Redeemable Shares.

3.	The redemption date shall be determined by resolution of the Board of Directors, which date shall fall between the day immediately following the date of conclusion of the General Meeting of Shareholders for the fiscal year in which the Redeemable Shares were issued and one month following the conclusion of the General Meeting of Shareholders for the fiscal year in which, 30th anniversary of the date of issue shall occur; provided, however, that in case any of the following events occurs with respect to the Redeemable Shares for which the Company is required to make redemption by the redemption date, the redemption date shall be extended until termination of such cause:

(1)	In case the prescribed dividend has not been paid with respect to the Redeemable Shares; or

(2)	In case the Company is unable to make redemption by the redemption date, due to lack of profits.

4.	The Redeemable Shares may be redeemed in whole or in part; provided, however, that in the event where the Company redeems only a part of the Redeemable Shares outstanding, such redemption shall be made by lot or in proportion to the number of Redeemable Shares held by each shareholder. Fractional shares arising out of such calculation shall be deemed not to be subject to redemption.

5.	If the Company intends to redeem the Redeemable Shares pursuant to Paragraph 4 above, the Company shall notify its acquisition of the shares subject to redemption to the shareholders and the right holders listed in the shareholders registry two (2) weeks prior to the date of such acquisition; provided, however, that such notice may be replaced by a public announcement.

6.	If the Company intends to issue the Redeemable Shares, the Company may issue such shares as the Convertible Shares set forth in Article 11, by a resolution of the Board of Directors.

Article 13.	Preemptive Right

1.	All shareholders of the Company shall have the preemptive right to subscribe for any new shares to be issued by the Company in proportion to their respective shareholdings.

2.	Notwithstanding Paragraph 1 above, new shares may be additionally issued to persons other than the shareholders of the Company by the resolution of the Board of Directors in any of the following cases:

(1)	In case the Company issues new shares within fifty percent (50%) of total number of issued and outstanding shares of the Company in the form of a capital increase through an ordinary public offering, pursuant to the relevant provisions of the Financial Investment Services and Capital Markets Act and other relevant laws;

(2)	In case the Company issues new shares to the member of Employee Stock Ownership Association of the Company as a matter of priority, in accordance with the relevant provisions of the Financial Investment Services and Capital Markets Act and other relevant laws;

(3)	In case the Company issues new shares by the exercise of a stock option in accordance with the relevant provisions of the Commercial Code and other relevant laws;

(4)	In case the Company issues new shares within fifty percent (50%) of total number of issued and outstanding shares of the Company, pursuant to issuance of a depository receipt, in accordance with the relevant provisions of the Financial Investment Services and Capital Markets Act and other relevant laws;

(5)	In case the Company issues new shares to foreign or domestic financial institutions or investors within fifty percent (50%) of total number of its issued and outstanding shares for the purposes of managerial requirements of the Company; and

(6)	In case the Company issues new shares for the purpose of introducing advanced financial technology and knowhow, or improving financial structure or financial procurement of the Company or its Subsidiaries, strategic business cooperation and other necessity for the management of the Company, or to a third person who is in close business cooperation or has contributed to the management of the Company, within fifty percent (50%) of total number of its issued and outstanding shares.

3.	In case of issuing new shares in the manner described in Paragraph 2 above, the class, number and issue price thereof shall be determined by a resolution of the Board of Directors.

4.	If a shareholder(s) waives or forfeits his/her preemptive rights to subscribe for new shares or any fractional shares are made in the course of allotting new shares, the dealing with such new shares or fractional shares shall be made in such manner as set forth in Article 165-6(2) of the Financial Investment Services and Capital Markets Act ; provided that such dealing can be determined by a resolution of the Board of Directors if permitted by the laws.

5.	If new shares are issued to persons other than the shareholders of the Company pursuant to Paragraph 2 above, the Company must notify or publicly announce to the shareholders of the items prescribed by Items 1, 2, 2-2, 3, and 4 of Article 416 of the Commercial Code at least two weeks prior to the date of payment, except a case set forth in Article 165-9 of the Financial Investment Services and Capital Markets Act.

Article 14.	Stock Option

1.	The Company may grant to its officers and employees (including the officers and employees of its affiliates set forth in Article 30 of the Enforcement Decree of the Commercial Code; hereinafter the same shall apply in this Article) stock options provided for in the Commercial Code and other relevant laws, within ten percent (10%) of the total number of issued and outstanding shares of the Company, by a special resolution at the General Meeting of Shareholders; provided, however, that the Company may grant to persons other than the directors of the Company, by a resolution of the Board of Directors, such stock options within one percent (1%) of the total number of issued and outstanding shares of the Company, in this case, the Company shall obtain the approval thereon at the General Meeting of Shareholders firstly held after the date on which such stock options are granted.

2.	The persons who are eligible for the stock options shall be the officers and employees of Paragraph 1 above who have contributed, or have the ability to contribute, to the establishment, management or technological innovation of the Company, except any of the following persons:

(1)	The largest shareholder of the Company (as defined in the provisions of Article 542-8(2)5 of the Commercial Code; hereinafter the same shall apply) and specially related persons thereof (as defined in the provisions of Article 13(4) of the Enforcement Decree of the Commercial Code; hereinafter the same shall apply), except for such persons who have fallen under the category of specially related persons by becoming officers of the Company (including the officers who are non-standing officers of the affiliates);

(2)	Major shareholders of the Company (as defined in the provisions of Article 542-8(2)6 of the Commercial Code; the same shall apply hereinafter) and specially related persons thereof, except such persons who have fallen under the category of specially related persons by becoming officers of the Company (including the officers who are non-standing officers of the affiliates); and

(3)	The persons who become major shareholders by the exercise of stock options.

3.	The shares to be delivered as a result of the exercise of stock options (or, if the difference between the share price at which such stock options are exercised and the market value of the relevant share is paid in cash, the share on the basis of which such difference is calculated) shall be non-bearer common shares or non-bearer class shares.

4.	The total number of shares issued and to be issued upon exercise of stock options granted to each officer or employee shall not exceed one percent (1%) of the total number of issued and outstanding shares.

5.	The stock option exercise price per share shall be determined as provided for in the relevant laws and regulations such as the Commercial Code. This shall also apply as to exercise price adjustments made subsequent to granting of the stock option.

6.	Stock options granted hereunder may be exercised within such period as set forth by a resolution of the General Meeting of Shareholders or the Board of Directors, which shall not exceed eight (8) years from the date after two (2) years have elapsed from the date when the resolution mentioned in Paragraph 1 above is adopted.

7.	Any grantee of the stock option may exercise his/her stock option only after having served the Company for two (2) years or more from the date when the resolution of in the foregoing Paragraph 1 has been adopted; provided, however, that in case a grantee of the stock option dies, or retires or resigns for any reason which is not attributable to such grantee within two (2) years from the date of the above mentioned resolution, the grantee may exercise the stock option within the exercise period.

8.	The Company may grant stock options subject to obtaining expected results. If such results are not obtained, the exercise of stock options may be delayed or cancelled in whole or part.

9.	The grant of the stock option may be revoked by a resolution of the Board of Directors in any of following cases:

(1)	When a relevant person who has been granted the stock option voluntarily resigns or retires from his/her office after being granted the stock option;

(2)	When a relevant person who has been granted the stock option intentionally or negligently inflicts a material damage or loss to the Company;

(3)	When the Company is unable to honor the exercise of stock options for reasons such as the Company’s bankruptcy or dissolution;

(4)	When a supervisory authority recommends a dismissal or requests a disciplinary action under the relevant laws with respect to a relevant person who has been granted the stock option; or

(5)	When any of the causes for cancellation as specified in the stock option contract entered into with the stock option grantee is triggered.

Article 15.	Record Date for Calculating the Dividend for New Shares

When the Company issues new shares for the capital increase with or without consideration or as dividend or by exercise of stock option, it shall be deemed that the new shares have been issued at the end of the fiscal year immediately preceding the fiscal year in which such new shares are issued for the payment of dividends for the new shares.

Article 16.	Transfer Agent

1.	The Company shall appoint a transfer agent for shares.

2.	Any transfer agent, its place of business, and the scope of its agency services shall be determined by the resolution of the Board of Directors.

3.	The Company shall place the shareholders registry or copy thereof at the office of the transfer agent, and shall cause the transfer agent to handle the procedures relating to alteration of entries in the shareholders registry, registration or deregistration of pledges, indication or cancellation of trust assets, issuance of share certificates, receipt of relevant reports or other procedures related to the stock of the Company.

4.	The procedures for matters provided for under Paragraph 3 shall be subject to the Regulations on Transfer Agent Business of Securities.

Article 17.	Report of Address, Name and Seal Impression or Signature of Shareholders

1.	Shareholders and registered pledgees shall report to the office of transfer agent of Article 16 their names, addresses and seal impressions or signatures.

2.	The shareholders and registered pledgees who reside in a foreign country shall designate an agent in Korea and report to the Company thereon together with an address in Korea where notices are to be given.

3.	The same reporting requirements shall apply to any changes in the matters referred to in Paragraphs 1 and 2 above.

Article 18.	Suspension of Altering Entries in the Shareholders Registry and Record Date

1.	The Company shall suspend making alteration of entries in the shareholders registry with respect to the rights from January 1 of each year to January 15 of the same year.

2.	The Company shall entitle the shareholders whose names appear in the shareholders registry as of the last day of each year to exercise respective rights at the ordinary General Meeting of Shareholders for the relevant fiscal period.

3.	The Company may suspend alterations of the shareholders registry with respect to the rights of shareholders through a Board of Directors resolution, for a specified period of time not exceeding three (3) months, or designate the shareholders listed in the shareholders registry on the date designated by a Board of Directors resolution as the shareholders who will exercise the rights, when calling an extraordinary General Meeting of Shareholders or otherwise necessary. In this case, if deemed necessary, both the suspension on alteration of the shareholders registry and setting of the record date shall be determined at the discretion of the Board of Directors of the Company. The Company shall make a public notice thereof two (2) weeks prior to the day of extraordinary General Meeting of Shareholders.

4.	Notwithstanding the latter part of Paragraph 3 above, the public notice may be subject to the Financial Holding Company Act or other relevant laws if otherwise set forth therein.

CHAPTER III.

BONDS

Article 19.	Issuance of Bonds

1.	The Company may issue bonds through a resolution of the Board of Directors.

2.	The Board of Directors may determine the amount and type of bonds and delegate to the representative director the authority to cause the issuance of such bonds within a one (1) year period.

Article 19-2.	Issuance of Convertible Bonds

1.	The Company may issue convertible bonds to persons other than shareholders through the Board of Directors resolution in the following cases, provided that the aggregate face value of the convertible bonds so issued shall not exceed five hundred billion (500,000,000,000) won.

(1)	Issuance of convertible bonds by means of a public offering.

(2)	Issuance of convertible bonds to foreign or domestic financial institutions or investors for the purposes of managerial requirements of the Company.

(3)	Issuance of convertible bonds for the purpose of introducing advanced financial technology and knowhow, or improving financial structure or financial procurement of the Company or its Subsidiaries, strategic business cooperation and other necessity for the management of the Company, or to a third person who is in close business cooperation or has contributed to the management of the Company.

(4)	Issuance of convertible bonds overseas pursuant to the relevant provisions of the Financial Investment Services and Capital Markets Act.

2.	The Board of Directors may issue the convertible bonds mentioned in Paragraph 1 above with a condition permitting the conversion right only to a part of such convertible bonds.

3.	The shares to be issued upon conversion shall be common stock or class stock and the conversion price shall be determined by the Board of Directors at the time of the issuance of the convertible bonds, but in any event, not less than the face value of the shares.

4.	The period in which the conversion right may be exercised shall commence on the date when three (3) months has elapsed from the date of the issuance of the convertible bonds and end on the date immediately preceding the maturity date thereof; provided, however, that the exercise period for such convertible bonds may be adjusted by the resolution of the Board of Directors within the above period.

5.	Article 15 hereof shall apply as to the payment of the interests on the convertible bonds and distribution of dividends for the shares issued upon the conversion of the convertible bonds.

Article 20.	Issuance of Bonds with Warrants

1.	The Company may issue bonds with warrants to persons other than shareholders in the following cases, through a Board of Directors’ resolution, provided that the aggregate face value of the bonds with warrants so issued shall not exceed five hundred billion (500,000,000,000) won.

(1)	Where the bonds with warrants are issued by means of a public offering.

(2)	Where the bonds with warrants are issued to a third person due to managerial necessities of the Company.

(3)	Where the bonds with warrants are issued for the purpose of introducing advanced financial technology and knowhow, or improving financial structure or financial procurement of the Company or its Subsidiaries, strategic business cooperation and other necessity for the management of the Company, or to a third person who is in close business cooperation or has contributed to the management of the Company.

(4)	Where the bonds with warrants are issued overseas pursuant to the relevant provisions of the Financial Investment Services and Capital Markets Act.

2.	The issue price of new shares which may be subscribed by holders of the bonds with warrants shall be determined by the Board of Directors; provided, however, that the aggregate amount of such issue price shall not exceed the aggregate face value of the bonds with warrants.

3.	The shares to be issued upon exercise of warrants shall be common stock or class stock and the issue price shall be determined by the Board of Directors at the time of the issuance of the relevant bonds with warrants, but in any event, not less than the face value of the shares.

4.	The period in which the warrant may be exercised shall commence on the date when three (3) months has elapsed from the date of the issuance of the bonds with warrants and end on the date immediately preceding the maturity date thereof; provided, however, that the exercise period for such bonds with warrants may be adjusted by the resolution of the Board of Directors within the above period.

5.	Article 15 hereof shall apply as to the payment of dividends on shares issued upon exercise of warrants.

Article 21.	Application of Provisions

Articles 16 and 17 hereof shall apply to the issuance of bonds.

CHAPTER IV.

GENERAL MEETING OF SHAREHOLDERS

Article 22.	Timing for Convening of General Meeting of Shareholders

1.	The General Meeting of Shareholders of the Company shall consist of an ordinary General Meeting of Shareholders and an extraordinary General Meeting of Shareholders.

2.	An ordinary General Meeting of Shareholders shall be held within three (3) months after the end of each fiscal year and an extraordinary General Meeting of Shareholders may be convened at any time as necessary.

Article 23.	Persons Authorized to Convene Meetings

1.	Except as otherwise required by applicable laws and regulations, the General Meeting of Shareholders shall be convened by the representative director in accordance with the resolution of the Board of Directors.

2.	In the absence of the representative director, the provisions of Paragraph 2 of Article 40 herein shall apply.

Article 24.	Personal or Public Notice of Convening a Meeting

1.	When a General Meeting of Shareholders is to be called, a written notice or electronic mail notice stating the date, place of the meeting and the purpose for which the meeting has been called, shall be sent to each of the shareholders two (2) weeks prior to the date of the meeting.

2.	With respect to shareholders with one percent (1%) or less of the total number of issued and outstanding shares, the notice under Paragraph 1 may be substituted by two (2) or more public notices stating the convocation of the meeting and the purpose for which the meeting has been called, in the “Kyungnam Shinmun” and the “Maeil Kyungjae”, or by notification on the electronic disclosure system operated by the Financial Supervisory Services or the Korea Exchange.

3.	Notwithstanding Paragraphs 1 and 2 above, the convocation notice may be subject to the Financial Holding Company Act or other relevant laws if otherwise set forth therein.

Article 25.	Place of Convening a General Meeting of Shareholders

The General Meeting of Shareholders shall be held in the place where the head office of the company is located and may also be held in any other adjacent place or Seoul whenever circumstances require.

Article 26.	Chairman of the General Meeting of Shareholders

The chairman of the General Meeting of Shareholders shall be the person authorized to convene the meeting pursuant to Article 23.

Article 27.	Maintenance of Order

1.	The chairman of the General Meeting of Shareholders may order a person causing material disruption at a meeting by a behavior or speech conducted with an intent to disturb the proceedings of such meeting, to cease or desist from such behavior or speech, or to leave the place where the meeting is being held.

2.	If necessary in order to proceed a meeting in an orderly manner, the chairman of the General Meeting of Shareholders may restrict the time and frequency of a shareholder’s speech.

Article 28.	Voting Right of Shareholders

Each shareholder shall have one (1) vote for each share of stock owned.

Article 29.	Disparate Exercise of Voting Right

1.	In case where a shareholder holding two (2) or more votes wishes to exercise his voting rights disparately, the shareholder shall notify the Company, in writing or by electronic mail, of such intention and the reason therefor three (3) days prior to the date set for the General Meeting of Shareholders.

2.	The Company may reject to approve the disparate exercise of voting rights mentioned above unless the shareholder acquires the shares as a trustee or otherwise holds the shares for and on behalf of other persons.

Article 30.	Proxy Voting

1.	Any shareholder may exercise his/her voting right by proxy.

2.	The proxy referred to in Paragraph 1 above shall submit a document evidencing the authority to act as a proxy (power of attorney) no later than the beginning of each General Meeting of Shareholders.

Article 31.	Adoption of Resolutions of the General Meeting of Shareholders

Except as otherwise provided by any applicable laws and regulations, all resolutions of the General Meeting of Shareholders shall be adopted by an affirmative vote of a majority of the voting rights of the shareholders present at the General Meeting of Shareholders and, at the same time, one-fourth (1/4) or more of the total number of all issued and outstanding shares of the Company.

Article 32.	Exercise of Voting Rights in Writing

1.	If the Board of Directors determines to allow the voting rights of the shareholders to be exercised in writing at the meeting of the Board of Directors held for the resolution of convening the General Meeting of Shareholders, the shareholders may exercise their voting rights in writing without attending the General Meeting of Shareholders.

2.	In case of Paragraph 1 above, the Company shall send the documents and reference materials necessary for the exercise of the voting rights in writing together with the notice of convening the General Meeting of Shareholders.

3.	Any shareholder wishing to exercise the voting rights in writing must complete the documents mentioned in Paragraph 2 above and submit the same to the Company on or prior to the date immediately preceding the date of the meeting.

Article 33.	Minutes of General Meeting of Shareholders

The substance of the proceedings of a General Meeting of Shareholders and the results thereof shall be recorded in minutes, which shall bear seal impressions or signatures of the chairman and the directors present at the meeting, and shall be kept at the head office and branch offices of the Company.

CHAPTER V.

DIRECTORS, AND BOARD OF DIRECTORS

Article 34.	Number of Directors

1.	The Company shall have fifteen (15) or less directors.

2.	The number of the outside directors of the Company shall be at least three (3) and shall constitute more than one half (1/2) of the total number of directors.

Article 35.	Election of Directors

1.	The directors of the Company shall be elected at the General Meeting of Shareholders.

2.	The outside directors of the Company shall be elected at the General Meeting of Shareholders after being recommended by the Recommendation Committee for Outside Director Candidates to be established under Article 45.

Article 36.	Qualifications of Outside Directors

1.	A person falling under any of the subparagraphs below may not become an outside director of the Company. A person who comes to fall under any of the below after becoming an outside director shall lose his position as an outside director.

(1)	A person falling under any of the subparagraphs under Article 40, Paragraph 4 of the Financial Holding Companies Act, or a person who is not eligible to be an outside director as set forth in other relevant laws.

(2)	A person who is an outside director, non-standing director, or non-standing statutory auditor of a financial company that is not an affiliate of the Company.

2.	The Company shall appoint as its outside directors persons with expert knowledge or ample work experience in relevant fields such as finance, economics, management, law, accounting, and media, and who fall under any of the subparagraphs below; provided, however, that this shall not apply to persons who are appointed as outside directors after being recommended as such pursuant to the second sentence of Article 542-8, Paragraph 5 of the Commercial Code.

(1)	Professional manager (an officer (or a higher position) of a company that is subject to an external audit under the Act on External Audit of Stock Companies or a comparable foreign statute, or a person occupying or who had occupied a comparable position).

(2)	An attorney-at-law or a certified public accountant with at least five (5) years of work experience in his relevant field.

(3)	A person with at least a masters degree in the areas of finance, economics, management, law, or accounting, and who has at least five (5) years of work experience as a researcher (or a higher position) or full-time lecturer (or a higher position) in his relevant field at a research organization or university, respectively.

(4)	A person with at least ten (10) years of work experience at a financial company.

(5)	An officer with at least five (5) years of work experience in finance or accounting matters at a “listed company” under the Financial Investment Services and Capital Markets Act or an officer or employee with at least ten (10) years of work experience at a “listed company”.

(6)	A person with at least five (5) years of work experience in finance or accounting matters or in overseeing such matters at a central government agency, local government agency, “public agency” as defined under the Act on the Management of Public Agencies, Financial Supervisory Service, Korea Exchange under the Financial Investment Services and Capital Markets Act, or an “agency related to the financial investment business” (excluding organizations related financial investment) under Article 9, Paragraph 17 of the Financial Investment Services and Capital Markets Act.

(7)	A person with at least five (5) years of work experience in finance or accounting matters at an “investigating agency” (including comparable foreign financial agencies) under Article 38 of the Act on the Establishment, etc. of Financial Services Commission.

(8)	A person with expert knowledge or ample work experience who is recognized by the Board of Directors or the Recommendation Committee for Outside Director Candidates to fall under any of subparagraphs (1) to (7) above.

Article 37.	Term of Directors

1.	The term of office of a director shall be up to three (3) years as determined at the General Meeting of Shareholders, and such director may be reelected.

2.	If the term of office provided in Paragraph 1 or 4 expires after the end of a fiscal year but before the annual general meeting of the shareholders convened in respect of such fiscal year, the term of office shall be extended up to the close of such annual general meeting of the shareholders.

3.	The term of office of a director shall commence on the date when such director has been elected unless otherwise determined at the General Meeting of Shareholders.

4.	Notwithstanding the Paragraph 1 above, the term of office of an outside director shall be up to two (2) years, but may be reelected for one (1) year terms.

5.	An outside director shall not serve continuously in excess of five (5) years, except for the extension pursuant to Paragraph 2.

6.	If an outside director is reelected within two (2) years after the expiration of term of office of the outside director, he/she shall be deemed to be reelected consecutively.

7.	The term of office of the outside director referred to in Paragraph 5 above shall include the term of office when he/she has served as an outside director of Subsidiaries (only a person who is appointed as the outside director of the Company within two (2) years after the resignation from the office of outside director of Subsidiaries). In this case, such term of office of the outside director shall not include the term of office when he/she has served as an outside director of company, which is not an affiliate, but shall include the term of office when he/she has served as an outside director of Subsidiaries that were incorporated into the Company at the time of receipt of license pursuant to Article 3 of the Financial Holding Companies Act.

Article 38.	Election of Directors for Vacancy

1.	A vacancy in the office of director shall be filled by election at the General Meeting of Shareholders, provided that this shall not apply where the number of directors required under Article 34 is maintained and there is no impediment to the conduct of Company affairs.

2.	In case of any vacancy in the office of an outside director due to resignation or death, resulting in the number of directors falling below the mandatory number required under Article 34, the required number shall be caused to be filled at the first General Meeting of Shareholders that follows the occurrence of such cause.

3.	The term of office of the director elected for a vacancy pursuant to Paragraph 1 or 2 above shall commence on the date when such director has been elected.

Article 39.	Election of Representative Director

The Company may appoint one (1) representative director who is also the chairman of the Company by the resolution of the Board of Directors.

Article 40.	Duties of Directors

1.	The representative director shall represent the Company, administer the affairs of the Company as determined by the resolutions of the Board of Directors and be in charge of the management of any and all businesses of the Company in accordance with the directions resolved by the Board of Directors.

2.	Directors, who are not outside directors, shall assist the representative director, and perform their respective duties as may be delegated to them by the representative director. In the absence of the representative director, a director designated according to an order determined by the Board of Directors shall act as the representative director.

Article 41.	Obligations of Directors

1.	Directors shall attend the meeting of the Board of Directors and shall faithfully perform their respective duties for the Company in accordance with the laws and these Articles of Incorporation. Directors shall not divulge any trade secret obtained by them in the course of performance of their duties during their service period and after their resignation.

2.	If any director learns of any situation that is likely to cause a material damage or loss to the Company, such director shall promptly inform the Audit Committee thereof.

Article 42.	Organization of Board of Directors and Convocation of Meeting

1.	The Board of Directors shall consist of directors and shall determine the substantial business issues of the Company.

2.	The chairman of the Board of Directors shall be elected annually from among the directors by a resolution of the Board of Directors. In the event the elected chairman is not an outside director, a person representing the outside directors (the “Senior Outside Director”) shall be separately elected.

3.	The meeting of Board of Directors shall consist of an ordinary meeting of the Board of Directors or an extraordinary meeting of the Board of Directors. An ordinary meeting of the Board of Directors shall be held once in a quarter and an extraordinary meeting of the Board of Directors may be convened at any time as deemed necessary.

4.	The chairman of the Board of Directors shall convene all meetings of the Board of Directors by giving notice thereof to each director one (1) week prior to the date set for each meeting. If the chairman of the Board of Directors is absent or unable to execute his/her duties, other director designated by the Board of Directors shall act as the chairman to convene and notify the meeting of the Board of Directors. However, such period for the notice on the convening of the board of directors shall be reduced in an urgent situation and the meeting of the Board of Directors may be called without the convening procedures when there is unanimous consent from all members of the Board of Directors.

5.	Matters to be resolved by the Board of Directors and other detailed matters on operation of the Board of Directors shall be determined by the resolutions of the Board of Directors.

Article 43.	Adoption of Resolution of the Board of Directors

1.	Unless otherwise provided in the laws and regulations, the resolution by the Board of Directors shall be adopted by an affirmative vote of a majority of the directors in office.

2.	The Board of Directors may permit some or all of its members not to attend a meeting of the Board of Directors in person, and may permit all directors to make their resolutions by means of a communications device which is able to remotely transmit and receive sounds. In such case, the relevant director shall be deemed to have been present at such meeting in person.

3.	A person having a special interest in the resolution of the Board of Directors may not exercise his/her voting right.

Article 44.	Minutes of Meetings of the Board of Directors

1.	The Board of Directors shall prepare the minutes of its meetings.

2.	The minutes of the Board of Directors’ meetings shall record the agenda, procedures and results of the meeting, and the names of persons opposed to the resolution and the reasons for their opposition, and shall bear the seal impressions or signatures of the directors present at the meeting.

Article 45.	Committees

1.	The Company may establish any of the following committees within the Board of Directors for the purpose of smooth operation and efficient management of the Board of Directors, and may establish any temporary committee when deemed necessary:

(1)	Management Committee

(2)	Audit Committee

(3)	Recommendation Committee for Outside Director Candidates

(4)	Risk Management Committee

(5)	Business Development and Compensation Committee

(6)	Recommendation Committee for Audit Committee Member Candidate

2.	Any details relating to the organization, authority and management of each committee shall be determined by resolutions of the Board of Directors.

3.	Articles 42(4), 43 and 44 shall apply with regards to the committees.

Article 46.	Remuneration and Severance Pay of Directors

The remuneration and severance pay of directors shall be determined by the resolution of the General Meeting of Shareholders.

Article 47.	Advisers

The Company shall have a few of advisers, honorary directors and consultants as appointed by the resolution of the Board of Directors.

CHAPTER VI.

AUDIT COMMITTEE

Article 48.	Organization of Audit Committee

1.	In place of the statutory auditor, the Company shall establish the Audit Committee as provided in the Financial Holding Company Act and other relevant laws.

2.	The members of the Audit Committee shall be elected, by the General Meeting of Shareholders, among the directors, who are recommended by the Recommendation Committee for Audit Committee Member Candidate.

3.	The Audit Committee shall be consisting of three (3) directors or more, provided that two thirds (2/3) or more of the members of the Audit Committee shall be outside directors. Any member, who is not an outside director, shall satisfy the requirements set forth in Article 41(3) of the Financial Holding Company Act.

4.	The member of the Audit Committee shall be a person who has any of the following qualifications, and at least one member shall be a person specialized in accounting or finance as set forth in the relevant laws:

(1)	An attorney-at-law or a certified public accountant with at least five (5) years of work experience in his relevant field.

(2)	A person with at least a masters degree in the areas of law or business management, and who has at least five (5) years of work experience as a researcher (or a higher position) or full-time lecturer (or a higher position) in a field related to finance and accounting at a research organization or university, respectively.

(3)	A person with at least ten (10) years of work experience at an organization related to financial service, and who is recognized to have special knowledge in accounting, internal control, audit, IT, etc.

(4)	An officer with at least five (5) years of work experience at a “listed company” or employee with at least ten (10) years of work experience at a “listed company”, and who is recognized to have expert and practical knowledge in economy, business management, law, accounting, etc.

(5)	A person who is recognized by the Board of Directors or the Recommendation Committee for Audit Committee Member Candidate to have qualification equivalent to any of foregoing.

5.	The Audit Committee shall elect the representative among outside directors by its resolution.

6.	In case where the number of Audit Committee members does not meet the requirement under Paragraph 3 above due to resignation or death of a member, the requirement shall be caused to be satisfied at the first General Meeting of Shareholders that is convened after occurrence of such cause.

7.	Voting rights of shareholders shall be limited with respect to the appointment of members of the Audit Committee as set forth in the relevant laws.

Article 49.	Duties of Audit Committee

1.	The Audit Committee shall audit the accounting records and business activities of the Company, and may request the directors to make a report on the Company’s business or inspect that Company’s operations and status of assets.

2.	The Audit Committee shall inspect the matters listed in the agenda of, and documents submitted to, a General Meeting of Shareholders and shall express its opinion whether there exists any event violating laws or these Articles of Incorporation or any noticeable irregularity.

3.	If deemed necessary, the Audit Committee may request the convocation of a meeting of the Board of Directors by submitting to the chairman of the Board of Directors a written request containing the purpose of the meeting and the reason for such request.

4.	If the chairman of the Board of Directors does not convene a meeting of the Board of Directors without delay following the Audit Committee’s request pursuant to Paragraph 3 above, the Audit Committee may directly convene a meeting of the Board of Directors.

5.	The Audit Committee may request to call an extraordinary General Meeting of Shareholders by submitting to the Board of Directors a document containing the purposes and reasons for which such meeting is to be called.

6.	The Audit Committee may request a report of business from a subsidiary if it deems such report necessary for performance of its duties. In the event the subsidiary fails to report without delay or it is necessary to confirm the contents of the report, the Audit Committee may inspect the affairs and financial status of the subsidiary.

7.	The Audit Committee shall approve the election of an external auditor.

8.	The Audit Committee shall manage other matters as authorized by the Board of Directors to do so in addition to the duties provided in Paragraphs 1 to 7 above.

9.	The Board of Directors may not vote on a matter that has already been resolved by the Audit Committee.

10.	The Audit Committee may seek assistance from the experts at the expense of the Company.

Article 50.	Audit Book

The Audit Committee shall prepare an audit book regarding the audit, and record the proceedings of audits and the results thereof in such audit book, which shall bear the seal impressions and signatures of the members of the Audit Committee who have conducted the audit recorded therein.

CHAPTER VII.

ACCOUNTING

Article 51.	Fiscal Year

The fiscal year of the Company shall commence on January 1 of each year and shall end on December 31 of the same year.

Article 52.	Preparation and Keeping of Financial Statements and Business Report

1.	The representative director of the Company shall prepare and submit to the Audit Committee for audit six (6) weeks prior to the date of each ordinary General Meeting of Shareholders the following documents, supplements thereof and business report, and then submit each of following documents and the business report to the ordinary General Meeting of Shareholders;

(1)	A balance sheet (statement of financial position set forth in Article 1-2 of the Act on External Audit of Stock Companies);

(2)	An income statement;

(3)	Consolidated financial statements; and

(4)	Documents determined by the Enforcement Decree of the Commercial Code to indicate the financial status and operational results of the Company.

2.	The Audit Committee shall submit to the representative director of the Company an auditor’s report not later than one (1) week before the Ordinary General Meeting of Shareholders.

3.	The representative director shall keep each document referred to in Paragraph 1 above, supplements thereof, the business report of the Company and the auditor’s report of the Company at the head office of the Company for five (5) years, and certified copies of such documents at the branch offices of the Company for three (3) years, beginning one (1) week prior to the day set for the ordinary General Meeting of Shareholders.

4.	Upon the approval of each document referred to in Paragraph 1 above at the General Meeting of Shareholders, the representative director shall immediately give a public notice of the balance sheet (statement of financial position set forth in Article 1-2 of the Act on External Audit of Stock Companies), the statement of income, the documents determined by the Financial Services Commission from among the consolidated financial statements under the Act on External Audit of Stock Companies, and the audit opinion of external auditor. In such case, notwithstanding Article 4 above, the public notice may be given by means of an electronic document as provided for under Article 55-2 of the Financial Holding Company Act.

Article 53.	Appointment of External Auditor

The Company shall appoint, by obtaining the approval of the Audit Committee, an external auditor. The Company shall report such appointment to ordinary General Meeting of Shareholders convened in the fiscal year when such appointment is made, or notify, in writing or by electronic document, such appointment to the shareholders whose names are appeared on the shareholders’ register as of the recent record date for closure of shareholders registry, or by post such appointment on the internet website of the Company until the end of the fiscal year subject to audit.

Article 54.	Disposition of Profits

The Company shall dispose of retained earnings before appropriation for each fiscal year as follows:

1.	Legal reserve;

2.	Other statutory reserve;

3.	Dividends;

4.	Voluntary reserve; and

5.	Other appropriations of retained earnings.

Article 55.	Payment of Dividends

1.	Dividends may be paid in cash or shares.

2.	In case of stock dividends, if the Company has issued several classes of shares, different classes of shares may be allotted by resolution of the General Meeting of Shareholders.

3.	Dividends referred to in Paragraph 1 above shall be paid to the shareholders or registered pledgees who have been entered into the shareholders registry as of the end of each fiscal year.

Article 56.	Quarterly Dividends

1.	The Company may pay dividends to the shareholders or registered pledgees whose names appear or are duly registered on the shareholders register as of such date as set forth by the resolution of the Board of Directors.

2.	Quarterly dividends under Paragraph 1 above shall be paid pursuant to a resolution of the Board of Directors, which resolution shall be made within forty five (45) days after the record date under Paragraph 1.

3.	Quarterly dividends shall be limited to the amount obtained by subtracting the following amounts from the net asset amount under the balance sheet for the immediately preceding fiscal year:

(1)	Amount of capital for the immediately preceding fiscal year;

(2)	Total amount of capital reserves and legal reserves reserved up to the immediately preceding fiscal year;

(3)	Unrealized profits as defined by the Enforcement Decree of the Commercial Code;

(4)	The amount of dividends resolved to be distributed at the Ordinary General Meeting of Shareholders for the immediately preceding fiscal year;

(5)	The amount of voluntary reserve reserved for specific purpose pursuant to a provision of the Articles of Incorporation or a resolution of the General Meeting of Shareholders, up to the immediately preceding fiscal year;

(6)	Legal reserve to be reserved for the relevant fiscal year pursuant to the quarterly dividends; and

(7)	Sum of quarterly dividends if paid in the fiscal year concerned.

4.	In the event where new shares are issued after the commencement date of the fiscal year and on or before the record date under Paragraph 1 (including by capitalization of reserve, stock dividends, claim for conversion of convertible bonds, exercise of warrant under bonds with warrants, and exercise of stock option), the relevant new shares shall be deemed to have been issued at the end of the immediately preceding fiscal year for the purpose of quarterly dividends.

5.	In making a quarterly dividend payment, the same dividend ratio as common shares shall apply with respect to the non-voting preferred shares; provided that it shall be subject to the different provisions that are otherwise determined by the Board of Directors at the time of issuance of the non-voting preferred shares, if any.

Article 57.	Expiration of Claims of Dividends

1.	Any claim for dividend payment shall expire unless it is exercised within five (5) years.

2.	Any dividends not timely claimed within the period provided in Paragraph 1 above shall revert to the Company.

Article 58.	Supplementary Provision

All matters not specifically provided for herein shall be determined in accordance with the resolutions of the Board of Directors or the General Meeting of Shareholders, or pursuant to the Commercial Code and other relevant laws and regulations.

ADDENDA

Article 1.	Effective Date

These Articles of Incorporation shall become effective as of the registration date of incorporation.

Article 2.	Initial Fiscal Year after the Incorporation

Notwithstanding Article 51 hereof, the initial fiscal year of the Company after the incorporation shall begin on the date of incorporation and end on December 31, 2014.

Article 3.	Initial Transfer Agent after the Incorporation

The initial transfer agent of the Company after the incorporation shall be the Korea Securities Depository.

Article 4.	Incorporation of Company by Spin-off

The Company is established by way of spin-off from Woori Finance Holdings Co., Ltd. The assets to be transferred to the Company, the value of such assets, and the class and number of shares in exchange of such assets are set forth in the spin-off plan approved at the General Meeting of Shareholders of Woori Finance Holdings Co., Ltd. held on January 28, 2014.

Article 5.	Appointment of Initial Director and Representative Director after the Incorporation

Notwithstanding Articles 35 and 39 hereof, the initial director and representative director of the Company after the incorporation shall be appointed in accordance with the spin-off plan approved at the General Meeting of Shareholders of Woori Finance Holdings Co., Ltd. held on January 28, 2014.

Article 6.	Appointment of Initial Outside Director after the Incorporation

Notwithstanding Article 35(2) hereof, the initial outside director of the Company after the incorporation shall be appointed without recommendation of the Recommendation Committee for Outside Director Candidates and in accordance with the spin-off plan approved at the General Meeting of Shareholders of Woori Finance Holdings Co., Ltd. held on January 28, 2014.

Article 7.	Appointment of Initial Member of Audit Committee after the Incorporation

Notwithstanding Article 48(2) hereof, the initial member of Audit Committee of the Company after the incorporation shall be appointed without recommendation of the Audit Committee Member Candidate Recommendation Committee and in accordance with the spin-off plan approved at the General Meeting of Shareholders of Woori Finance Holdings Co., Ltd. held on January 28, 2014.

Article 8.	Remuneration and Severance Pay of Directors in Initial Fiscal Year after the Incorporation

Notwithstanding Article 46 hereof, the initial remuneration and severance pay of directors in initial fiscal year after the incorporation shall be determined by the resolution of the Board of Directors to be first held after the incorporation, to the extent not exceeding 1,500,000,000 won.

Article 9.	Incorporator

The Company is established by way of spin-off from Woori Finance Holdings Co., Ltd. Therefore, there is no incorporator of the Company.

Article 10.	Establishment Expenses

The establishment expenses of the Company shall be the expenses related to the business of the Company from among the expenses incurred for spin-off procedure set forth in Article 4 of Addenda (any expenses incurred for spin-off procedure, with respect to which it is difficult to determine whether such expenses are related to the business of the Company, shall be allocated to Woori Finance Holdings Co., Ltd., KJB Financial Group Co., Ltd. (another company to be incorporated from the same spin-off) and the Company in proportion to the share allotment ratio of each company, and the expenses allocated to the Company thereunder shall be deemed as the expenses related to the business of the Company). The Company shall pay the establishment expenses of the Company to the extent not exceeding 350,000,000 won.

In order to incorporate KNB Financial Group Co., Ltd., I, the undersigned representative director of Woori Finance Holdings Co., Ltd. before spin-off, have prepared and signed these Articles of Incorporation on the 28th day of January, 2014.

Woori Finance Holdings Co., Ltd.

51, Sogong-ro (Hoehyun-dong 1-ga), Jung-gu, Seoul, Korea

Representative Director Soon Woo Lee (Seal)